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As filed with the Securities and Exchange Commission on September 2, 2003

Registration No. 333-107811

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT

Under The Securities Act of 1933

TTM Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-1033443 (I.R.S. Employer Identification No.)

2630 South Harbor Boulevard
Santa Ana, California 92704
(714) 327-3000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Stacey M. Peterson
Chief Financial Officer
2630 South Harbor Boulevard
Santa Ana, California 92704
(714) 327-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bruce E. Macdonough, Esq. Michael L. Kaplan, Esq. Greenberg Traurig, LLP 2375 E. Camelback Rd. Phoenix, Arizona 85016 (602) 445-8000	Peter T. Healy, Esq. C. Brophy Christensen, Esq. O'Melveny & Myers LLP 275 Battery Street, Suite 2600 San Francisco, CA 94111 (415) 984-8700

        Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2003

10,000,000 Shares
Common Stock

TTM Technologies, Inc. is selling 200,000 shares of common stock, and the selling shareholders identified in this prospectus are selling an additional 9,800,000 shares. We will not receive any of the proceeds from the sale of the shares sold by selling shareholders. Some of the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares to cover over-allotments, if any.

Our common stock is listed on the Nasdaq National Market under the symbol "TTMI." The last reported sale price on August 29, 2003 was $8.65 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling shareholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC is acting as book-running lead manager for the offering. Thomas Weisel Partners LLC expects to deliver the shares to purchasers on or about September     , 2003.

Thomas Weisel Partners LLC	RBC Capital Markets

                   Needham & Company, Inc.

Wells Fargo Securities, LLC

The date of this prospectus is September     , 2003.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        In this prospectus "company," "we," "us" and "our" refer to TTM Technologies, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

        This prospectus contains our trademarks and trade names and those of other companies.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors."

Our Company

        We are a one-stop provider of time-critical and technologically complex printed circuit boards, which serve as the foundation of sophisticated electronic products. We serve high-end commercial markets—including networking/communications infrastructure, high-end computing and industrial/medical—which are characterized by high levels of complexity, short life cycles and moderate production volumes. Our customers include original equipment manufacturers and electronic manufacturing services companies. We significantly enhanced our capability to manufacture technologically complex printed circuit boards through our December 2002 acquisition of Honeywell Advanced Circuits, Inc.

The TTM Solution

        We manufacture printed circuit boards that satisfy all stages of an electronic product's life cycle—from prototype to volume production—for targeted commercial end markets. Key aspects of our solution include:

  •
  One-stop manufacturing solution.  We offer a one-stop manufacturing solution to our customers through our specialized facilities, each of which generally focuses on a different stage of an electronic product's life cycle. This one-stop solution allows us to provide a broad array of services and technologies to meet the rapidly evolving needs of our customer base.

  •
  Quick-turn services.  We deliver highly complex printed circuit boards to customers in as little as 24 hours. This rapid delivery service enables original equipment manufacturers to develop sophisticated electronic products quickly and reduce time to market. In addition, our quick-turn services provide us with an opportunity to capture additional business, including high-mix and volume production in our targeted end markets.

  •
  Strong process and technology expertise.  We deliver time-critical and highly complex manufacturing services through our advanced manufacturing processes and technology expertise. We regularly manufacture printed circuit boards with up to 32 layers. For the two fiscal quarters ended June 30, 2003, approximately 62% of our gross sales involved the manufacture of printed circuit boards with at least 12 layers, an industry-accepted measure of complexity.

Our Manufacturing Services

  Quick-turn services

        We refer to our rapid turnaround services as "quick-turn" because we provide custom-designed printed circuit boards to our customers within as little as 24 hours to 10 days from time of order. As a result of our ability to rapidly and reliably respond to the critical time requirements of our customers, we generally receive a premium for our quick-turn services.

  •
  Prototype production.  In the design, testing and launch phase of a new electronic product's life cycle, our customers typically require limited quantities of printed circuit boards in a very short period of time. We satisfy this need by manufacturing prototype printed circuit boards in small quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

  •
  Ramp-to-volume production.  After a product has successfully completed the prototype phase, our customers introduce the product to the market and require larger quantities of printed circuit boards in a short period of time. This transition stage between low-volume prototype production and volume production is known as ramp-to-volume. Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

        For the years ended December 31, 2001 and 2002, orders with delivery requirements of 10 days or less represented 40% and 45% of our gross sales, respectively. Quick-turn orders decreased to approximately 28% of our gross sales for the two fiscal quarters ended June 30, 2003. This change in order mix resulted from our acquisition of Advanced Circuits, which focuses primarily on manufacturing technologically complex printed circuit boards with standard delivery times.

  Standard delivery time services

        Our standard delivery time services focus on the high-mix and complex technology requirements of our customers, with delivery times typically ranging from three to five weeks. High-mix manufacturing involves processing small lots, generally up to several hundred printed circuit boards, in a flexible manufacturing environment. Our high technology expertise is evidenced by our ability to regularly produce complex printed circuit boards with up to 32 layers in volumes that satisfy our customers' entire production needs. In addition, many of our lower layer-count circuit boards are complex as a result of the incorporation of other technologically advanced features, including high performance materials and extremely fine geometries and tolerances. Our acquisition of Advanced Circuits significantly increased our ability to produce technologically complex printed circuit boards for high-end commercial applications. As a result, our average layer count increased from 8.5 in the first two fiscal quarters of 2002 to 13.9 in the first two fiscal quarters of 2003. We do not target our standard delivery time services to high-volume, consumer electronic applications such as cellular telephones, personal computers, hand-held devices and automotive products.

Our Facilities and Customers

        We utilize a facility specialization strategy in which each order is directed to the facility best suited to the customer's particular delivery time, product complexity and volume needs. Our three facilities use compatible technologies and manufacturing processes, allowing us to move orders easily between plants to optimize operating efficiency. This strategy provides customers with faster delivery times and enhanced product quality and consistency. Our Santa Ana, California facility focuses on prototype production and new customer development. Our Redmond, Washington facility primarily handles ramp-to-volume and high-mix production, with some capacity for prototype production. Our Chippewa Falls, Wisconsin facility, part of our recent Advanced Circuits acquisition, focuses on the very high technology segment of the printed circuit board industry with standard delivery times.

        Our significant original equipment manufacturer customers include Adtran, Agilent Technologies, Apple Computer, Cisco, Hewlett-Packard, IBM, ITT, Juniper Networks, Micron Technology, Motorola and Sun Microsystems. Our significant electronic manufacturing services customers include Benchmark Electronics, Celestica, Jabil Circuit, MC Assembly, Plexus, Solectron and Vanguard EMS. We sell to original equipment manufacturers both directly and through electronic manufacturing services companies. As of June 30, 2003, we had approximately 590 customers, compared to approximately 565 customers at December 31, 2002.

Our Strategy

        Our goal is to be the leading provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

  •
  leveraging our one-stop manufacturing solution to capture additional business from customers throughout different stages of the product life cycle—from prototype to volume production;

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  using our quick-turn capabilities to attract new customers with high-growth potential;

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  continuing to improve our technological capabilities and manufacturing processes to further reduce delivery times, improve quality, increase yields and decrease costs;

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  capitalizing on facility specialization to enhance operating efficiency; and

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  expanding our presence in targeted niche markets through internal initiatives and selective acquisitions.

Our Address

        We were incorporated in Washington in March 1978 as Pacific Circuits, Inc. and changed our name to TTM Technologies, Inc. in December 1999. Our principal executive offices are located at 2630 South Harbor Boulevard, Santa Ana, California 92704, and our telephone number at that address is (714) 327-3000.

The Offering

Common stock offered by us	200,000 shares
Common stock offered by selling shareholders	9,800,000 shares
Common stock to be outstanding after this offering	40,092,564 shares
Over-allotment option	1,500,000 shares
Use of proceeds
We intend to use our net proceeds from this offering for general corporate purposes, including working capital. We will not receive any of the proceeds from the sale of shares offered by selling shareholders.
Nasdaq National Market symbol	TTMI

        The above information is based on 39,869,294 shares outstanding as of June 30, 2003, includes 23,270 shares to be issued upon exercise of options by a selling shareholder in connection with this offering, and excludes:

  •
  2,867,483 other shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $5.50 per share; and

  •
  approximately 4,598,239 shares available for future issuance under our two stock plans.

Summary Consolidated Financial Data
(In thousands, except per share data)

        The following table presents a summary of our historical consolidated financial data for the periods presented. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

				Two Quarters Ended
	Year Ended December 31,
				July 1, 2002	June 30, 2003(1)
	2000	2001	2002
Statement of Operations Data:
Net sales	$203,729	$128,989	$88,989	$47,021	$80,681
Cost of goods sold	127,137	92,235	79,489	42,234	69,709

Gross profit	76,592	36,754	9,500	4,787	10,972

Operating expenses:
Selling and marketing	10,156	7,272	6,447	3,246	5,189
General and administrative	8,305	5,435	4,486	2,097	5,580
Amortization of intangibles	4,810	4,808	1,202	601	601
Restructuring charges	—	—	3,859	907	203
Amortization of deferred retention bonus	5,470	—	—	—	—
Management fees	2,150	—	—	—	—

Total operating expenses	30,891	17,515	15,994	6,851	11,573

Operating income (loss)	45,701	19,239	(6,494)	(2,064)	(601)
Interest expense	(12,176)	(2,644)	(1,084)	(542)	(307)
Amortization of debt issuance costs	(742)	(41)	(105)	(21)	(39)
Interest income and other, net	181	629	694	308	165

Income (loss) before income taxes and extraordinary items	32,964	17,183	(6,989)	(2,319)	(782)
Income tax (provision) benefit	1,900	(6,189)	2,278	757	240

Income (loss) before extraordinary item	34,864	10,994	(4,711)	(1,562)	(542)
Extraordinary gain (loss), net of income tax	(6,792)	—	6,296	—	824

Net income (loss)	$28,072	$10,994	$1,585	$(1,562)	$282

Earnings per common share:
Basic	$0.88	$0.29	$0.04	$(0.04)	$0.01

Diluted	$0.82	$0.28	$0.04	$(0.04)	$0.01

Weighted average common shares:
Basic	31,919	37,482	39,511	39,217	39,808
Diluted	34,166	38,899	39,511	39,217	39,808
Other Financial Data:
Net cash provided by operating activities	$43,692	$38,245	$10,011	$5,781	$14,713
Depreciation on property, plant and equipment	5,500	8,294	8,761	4,630	3,893
	June 30, 2003
	Actual	As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$32,000	$33,200
Working capital	40,643	41,843
Total assets	197,401	198,601
Long-term debt, including current maturities	10,000	10,000
Shareholders' equity	168,114	169,314

(1)
Reflects our December 2002 acquisition of Advanced Circuits.

(2)
Adjusted to reflect the sale of 200,000 shares of common stock offered by us at an assumed public offering price of $8.65 per share, the sale of 23,270 shares issuable upon the exercise of options by a selling shareholder in connection with this offering at an exercise price of $2.63 per share, the deduction of the underwriting discounts and estimated offering expenses and the application of the net proceeds as set forth in "Use of Proceeds."

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Risks Related to Our Company

We are heavily dependent upon the worldwide electronics industry, which suffered a significant downturn in demand in 2001 and 2002, resulting in excess manufacturing capacity, increased price competition and slower moving inventories. This global slowdown decreased demand for our manufacturing services and lowered our sales and gross margins.

        A majority of our revenues are generated from the electronics industry, which is characterized by intense competition, relatively short product life cycles and significant fluctuations in product demand. Furthermore, the industry is subject to economic cycles and recessionary periods and has been negatively impacted by a contraction in the U.S. economy and worldwide electronics market. Moreover, due to the uncertainty in the end markets served by most of our customers, we have a low level of visibility with respect to future financial results. A lasting economic recession, continued excess manufacturing capacity or an additional decline in the electronics industry could further negatively impact our business, results of operations and financial condition. Our net sales declined from $129.0 million in 2001 to $89.0 million in 2002. While we have recently experienced sequential quarterly increases in our net sales, this trend may not continue. A future decline in our net sales could harm our profitability and results of operations and could require us to record a valuation allowance against our deferred tax assets or recognize an impairment of our long-lived assets including goodwill and other intangible assets.

If excess global manufacturing capacity continues to exist, our gross margins may fall and/or we may have to incur restructuring charges if we choose to close any of our facilities.

        Due to continuing fluctuations in demand, our facilities have been operating significantly below capacity. When we experience excess capacity, our sales revenues may not fully cover our fixed overhead expenses, and our gross margins will fall. In addition, we generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not received, we may forego some production and could experience continued excess capacity.

        If we believe we have significant long-term excess capacity, we may decide to permanently close one or more of our facilities and lay off some of our employees. This could result in our recording restructuring charges such as we did in the second and fourth fiscal quarters 2002 due to the restructuring and subsequent closure of our Burlington, Washington facility and in the first fiscal quarter 2003 due to the lay off of employees at our Redmond, Washington facility.

We are dependent upon a small number of customers for a large portion of our net sales, and a decline in sales to major customers could harm our results of operations.

        A small number of customers are responsible for a significant portion of our net sales. Our 10 largest customers accounted for approximately 41.8% of our net sales in 2002 and 65.2% of our net sales in the two fiscal quarters ended June 30, 2003. Our 2003 increase in customer concentration was due primarily to our acquisition of Advanced Circuits, which has a small number of large customers. If our customers fail to place orders with us at past levels, it would harm our business, results of operations and financial condition. We expect a significant portion of our net sales will continue to be generated by a small number of customers.

        Our customer concentration could fluctuate depending on future customer requirements, which will depend in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers or a decline in sales to our major customers could significantly harm our business, results of operations and financial condition and lead to declines in the trading price of our common stock. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our significant customers were to become insolvent or were otherwise unable to pay for the manufacturing services provided by us, our results of operations would be harmed.

We compete against manufacturers in Asia, where production costs are lower. These competitors may gain market share in our key market segments, which may have an adverse effect on the pricing of our products.

        We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost facilities in Asia and other locations. We believe price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the market. We do not have offshore facilities in lower cost locations such as Asia. While historically our competitors in these locations have produced less technologically advanced printed circuit boards, they continue to expand their capacity with advanced equipment to produce higher technology printed circuit boards. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share, which may force us to lower our prices, reducing our gross margins.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets.

        Most of our sales are on an "open credit" basis, with standard industry payment terms. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. Some of our customers are electronic manufacturing services companies located abroad, and our exposure to these foreign customers increased as a result of our December 2002 acquisition of Advanced Circuits. Our foreign sales are denominated in U.S. dollars, and are typically on the same "open credit" basis and terms described above. Our foreign receivables are expected to grow as a percentage of our total receivables. We do not utilize credit insurance as a risk management tool, but we periodically evaluate our risk management options.

        Because of the slowdown in the global economy in 2001 and 2002, our exposure to the credit risks relating to our financing activities described above increased. Although we have programs in place to monitor and mitigate the associated risks, such programs may not be effective in reducing our credit risks. There have been bankruptcies among customers causing us to incur economic or financial losses. Should economic conditions not improve, we may incur additional losses. Although our losses have not been material to date, future losses, if incurred, could harm our business, operating results and financial condition.

We have expanded our operations through acquisitions, and we may have trouble integrating acquisitions. Acquisitions involve numerous risks.

        As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions, assets or product lines that complement or expand our existing business. We currently have no commitments or agreements to acquire any business. Our existing credit facility restricts our ability to acquire the assets or business of other companies and will accordingly require us to obtain the consent of our lenders and could require us to pay significant fees, become subject to reduced liquidity, or become subject to additional or more restrictive covenants in order to consummate such acquisitions. Consequently, we may not be able to identify suitable acquisition candidates or finance and complete transactions that we choose to pursue.

        Our acquisition of companies and businesses and expansion of operations involve risks, including the following:

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  the potential inability to identify assets best suited to our company's business plan;

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  the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other expected value;

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  diversion of management's attention from normal daily operations of the business;

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  difficulties in managing production and coordinating operations at new sites;

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  the potential inability to retain existing customers of acquired companies when we desire to do so;

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  insufficient revenues to offset increased expenses associated with acquisitions;

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  the potential need to restructure, modify or terminate customer relationships of the acquired company;

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  an increased concentration of business from existing or new customers; and

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  the potential loss of key employees of acquired operations.

        Acquisitions may cause us to:

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  issue common stock that would dilute our current shareholders' percentage ownership;

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  assume liabilities;

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  record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

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  enter markets in which we have limited or no prior experience;

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  incur amortization expenses related to certain intangible assets;

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  incur large and immediate write-offs;

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  incur unanticipated costs; or

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  become subject to litigation and environmental issues.

        Acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not harm our business, operating results or financial condition. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, product enhancements may not be made in a timely fashion. In addition, unforeseen issues might arise with respect to such products after the acquisition.

If we are unable to respond to rapid technological change and process development, we may not be able to compete effectively.

        The market for our manufacturing services is characterized by rapidly changing technology and continual implementation of new production processes. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to manufacture products that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain our technological position will increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We may not be able to raise additional funds in order to respond to technological changes as quickly as our competitors.

        In addition, the printed circuit board industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. We may not respond effectively to the technological requirements of the changing market. If we need new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Competition in the printed circuit board market is intense, and we could lose market share if we are unable to maintain our current competitive position in end markets using our quick-turn, high technology and high-mix manufacturing services.

        The printed circuit board industry is intensely competitive, highly fragmented and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins and loss of market share. Our principal domestic competitors include DDi, Endicott Interconnect Technologies, Merix, Sanmina-SCI and Tyco. In addition, we increasingly compete on an international basis and new and emerging technologies may result in new competitors entering our markets.

        Many of our competitors and potential competitors have a number of significant advantages over us, including:

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  greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;

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  more established and broader sales and marketing channels;

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  more manufacturing facilities worldwide, some of which are closer in proximity to original equipment manufacturers, or OEMs;

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  manufacturing facilities which are located in countries with lower production costs;

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  preferred vendor status with existing and potential customers;

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  greater name recognition; and

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  larger customer bases.

        In addition, these competitors may respond more quickly to new or emerging technologies, or adapt more quickly to changes in customer requirements and devote greater resources to the development, promotion and sale of their products than we do. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our strategy of providing quick-turn services, an integrated manufacturing solution and responsive customer service may take on reduced importance to our customers. As a result, we may need to compete more on the basis of price, which could cause our margins to decline. Furthermore, printed circuit board manufacturers are currently experiencing overcapacity. Overcapacity, combined with weakness in demand for electronic products, results in increased competition and price erosion for printed circuit boards.

Our quarterly results of operations are often subject to demand fluctuations and seasonality. With a high level of fixed operating costs, even small revenue shortfalls would decrease our gross margins and potentially cause the trading price of our common stock to decline.

        Our quarterly results of operations fluctuate for a variety of reasons, including:

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  timing of orders from and shipments to major customers;

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  the levels at which we utilize our manufacturing capacity;

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  price competition;

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  changes in our mix of revenues generated from quick-turn versus standard delivery time services;

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  expenditures or write-offs, including those related to acquisitions or facility restructurings; and

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  expenses relating to expanding existing manufacturing facilities.

        A significant portion of our operating expenses is relatively fixed in nature, and planned expenditures are based in part on anticipated orders. Accordingly, unexpected revenue shortfalls may decrease our gross margins. In addition, we have experienced sales fluctuations due to seasonal patterns in the capital budgeting and purchasing cycles as well as inventory management practices of our customers and the end markets we serve. In particular, the seasonality of the computer industry and quick turn ordering patterns impact the overall printed circuit board industry. These seasonal trends have caused fluctuations in our quarterly operating results in the past and may continue to do so in the future. Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock would likely decline.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our customers, which could decrease revenues and harm our operating results.

        We sell to customers on a purchase order basis rather than pursuant to long-term contracts. Our quick-turn orders are subject to particularly short lead times. Consequently, our net sales are subject to short-term variability in demand by our customers. Customers submitting a purchase order may cancel, reduce or delay their order for a variety of reasons. The level and timing of orders placed by our customers vary due to:

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  customer attempts to manage inventory;

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  changes in customers' manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of printed circuit board manufacturers used or to manufacture its own products internally;

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  variation in demand for our customers' products; and

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  changes in new product introductions.

        We have experienced terminations, reductions and delays in our customers' orders. Further terminations, reductions or delays in our customers' orders could harm our business, results of operations and financial condition.

The increasing prominence of electronic manufacturing services providers in the printed circuit board industry could reduce our gross margins, potential sales and customers.

        In 2002, approximately 28% of our net sales were to electronic manufacturing services providers. For the two fiscal quarters ended June 30, 2003, approximately 62% of our net sales were to electronic manufacturing services providers. Electronic manufacturing services companies source on a global basis to a greater extent than OEMs. The growth of electronic manufacturing services providers increases the purchasing power of such providers and could result in increased price competition, or the loss of existing OEM customers. In addition, some electronic manufacturing services providers, including several of our customers, have the ability to directly manufacture printed circuit boards. If a significant number of our other electronic manufacturing services customers were to acquire the ability to directly manufacture printed circuit boards, our customer base may shrink, and our business and net sales may decline substantially. Moreover, if any of our OEM customers outsource the production of printed circuit boards to these electronic manufacturing services providers, our business, results of operations and financial condition may be harmed.

If we were to increase our amortization of definite-lived intangible assets as a result of additional acquisitions, our earnings could be negatively impacted. Similarly, if we were to revalue our existing intangible assets downward, our operating results would be harmed.

        As of June 30, 2003, our consolidated balance sheet reflected $76.8 million of intangible assets, a substantial portion of our total assets at such date. Intangible assets consist primarily of goodwill and other identifiable intangibles relating to our July 1999 acquisition of Power Circuits. Our intangible assets may increase in future periods if we consummate other acquisitions. Amortization or impairment of these additional intangibles would, in turn, harm our earnings. In addition, we evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could harm our results during the periods in which such a reduction is recognized.

If our net earnings do not recover or we are not able to predict with a reasonable degree of probability that they will continue, we may have to record a valuation allowance against our net deferred tax assets.

        As of June 30, 2003, we had net deferred tax assets of approximately $16.5 million. If we should determine that it is more likely than not that we will not generate taxable income in sufficient amounts to be able to use our net deferred tax assets, we would be required to increase our current valuation allowance against these deferred tax assets. This would result in an additional income tax provision and a deterioration of our results of operations.

We rely on suppliers for the timely delivery of raw materials used in manufacturing our printed circuit boards, and an increase in industry demand or the presence of a shortage for these raw materials may increase the price of these raw materials and reduce our gross margins. If a raw material supplier fails to satisfy our product quality standards, it could harm our customer relationships.

        To manufacture our printed circuit boards, we use raw materials such as laminated layers of fiberglass, copper foil and chemical solutions, which we order from our suppliers. Although we have preferred suppliers for most of our raw materials, the materials we use are generally readily available in the open market, and numerous other potential suppliers exist. However, from time to time manufacturers of products that also use these raw materials increase their demand for these materials and, as a result, the prices of these materials increase. During these periods of increased demand, our gross margins may decrease as we have to pay more for our raw materials. If a raw material supplier fails to satisfy our product quality standards, it could harm our customer relationships. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could harm our ability to deliver our products on a timely basis.

Damage to our manufacturing facilities could increase our costs of doing business and adversely affect our ability to deliver our manufacturing services on a timely basis.

        We have three manufacturing facilities, which are located in Chippewa Falls, Wisconsin; Redmond, Washington; and Santa Ana, California. The destruction or closure of any of our manufacturing facilities for a significant period of time as a result of fire, explosion, blizzard, act of war or terrorism, flood, tornado, earthquake, lightning or other natural disaster could increase our costs of doing business and harm our ability to deliver our manufacturing services on a timely basis and, consequently, our operating results.

Our manufacturing processes depend on the collective industry experience of our employees. If these employees were to leave us, our manufacturing processes may suffer and we may not be able to compete effectively.

        We have limited patent or trade secret protection for our manufacturing process. We rely on the collective experience of our employees in the manufacturing process to ensure we continuously evaluate and adopt new technologies in our industry. Although we are not dependent on any one employee or a small number of employees, if a significant number of our employees involved in our manufacturing process were to leave our employment and we were not able to replace these people with new employees with comparable experience, our manufacturing processes may suffer as we may be unable to keep up with innovations in the industry. As a result, we may lose our ability to continue to compete effectively.

We may be exposed to intellectual property infringement claims by third parties which could be costly to defend, could divert management's attention and resources and, if successful, could result in liability.

        We could be subject to legal proceedings and claims for alleged infringement by us of third party proprietary rights, such as patents, from time to time in the ordinary course of business. For example, in the past we were informed that our prior use of a chemical solution in our manufacturing process may have infringed upon the intellectual property rights of the holder of the patent of the chemical solution. Although no legal action has been taken against us, any claims relating to this alleged infringement, even if not meritorious, could result in costly litigation and divert management's attention and resources. In addition, if we are unsuccessful in disputing this assertion, we could be required to pay royalties or damages for our past use of the chemical solution. Similarly, we were advised that we have been added as a defendant in a patent infringement lawsuit filed in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that we have infringed certain "machine vision" and other patents owned by the plaintiff and seeks injunctive relief, damages for the alleged infringements and payment of the plaintiff's attorneys' fees. If we do not prevail in any litigation as a result of such allegations, our business may be harmed.

Our business may suffer if any of our key senior executives discontinues employment with us or if we are unable to recruit and retain highly skilled engineering and sales staff.

        Our future success depends to a large extent on the services of our key managerial employees, particularly Kenton Alder, our chief executive officer. We may not be able to retain our executive officers and key personnel or attract additional qualified management in the future. Our business also depends on our continuing ability to recruit, train and retain highly qualified employees, particularly engineering and sales and marketing personnel. The competition for these employees is intense, and the loss of these employees could harm our business. Further, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and liability claims against us.

        We manufacture products to our customers' specifications, which are highly complex and may contain design or manufacturing errors or failures despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing or materials failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. In connection with our acquisition of Advanced Circuits in December 2002, our sales mix shifted towards standard delivery time products, which have larger production runs and thereby increase our exposure to these types of defects. Since our products are used in products that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers beyond the cost of the printed circuit board, for which we may be liable. Although our invoices and sales arrangements generally contain provisions designed to limit our exposure to product liability and related claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against us, even if it were unsuccessful, would be time consuming and costly to defend.

Our failure to comply with the requirements of environmental laws could result in fines and revocation of permits necessary to our manufacturing processes.

        Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because our manufacturing processes use and generate materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. Because we use hazardous materials and generate hazardous wastes in our manufacturing processes, we may be subject to potential financial liability for costs associated with the investigation and remediation of our own sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, metal stripping solutions and hydrochloric acid solution containing palladium; waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment. We believe that our operations substantially comply with all applicable environmental laws. However, any material violations of environmental laws by us could subject us to revocation of our effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, and harm our business, results of operations and financial condition. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend.

        Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. We operate in environmentally sensitive locations and we are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling or disposal might require a high level of unplanned capital investment and/or relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, results of operations and financial condition.

Our indebtedness could adversely affect our financial health, and the restrictions imposed by the terms of our credit agreement may severely limit our ability to plan for or respond to changes in our business.

        At June 30, 2003, we had $10.0 million of indebtedness. In addition, subject to the restrictions under our credit agreement, we may incur revolving loan indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes.

        Our level of debt could have negative consequences. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

  •
  increase our vulnerability to adverse general economic conditions by making it more difficult to borrow additional funds to maintain our operations if we suffer revenue shortfalls;

  •
  hinder our flexibility in planning for, or reacting to, changes in our business and industry by preventing us from borrowing money to upgrade our equipment or facilities; and

  •
  limit or impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes.

Risks Related to Arthur Andersen LLP

We have been unable to obtain any required consents from our former independent public accountants, Arthur Andersen LLP. It is unlikely you would be able to recover damages from them.

        In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. and subsequently ceased conducting business. In order to include audited financial statements in a registration statement, we are required to obtain a consent from the independent public accountants who reported on the financial statements. Arthur Andersen cannot provide consents to include financial statements reported on by them in our registration statement. The report covering the financial statements for our fiscal years ended December 31, 2000 and 2001 was previously issued by Arthur Andersen and has not been reissued by them. Because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement and prospectus, including the financial statements covered by their previously issued reports. Since Arthur Andersen has ceased conducting business, it is unlikely you would be able to recover damages from Arthur Andersen for any claim against them.

Risks Related to this Offering

Our major shareholder has significant influence over our business and could delay, deter or prevent a change of control or other business combination.

        As of June 30, 2003, Circuit Holdings held approximately 39.3% of our outstanding stock. Thayer Capital Partners controls three entities that together own approximately 60.0% of Circuit Holdings and beneficially own approximately 45.8% of our shares. In addition, two of our directors are representatives of Thayer Capital Partners. Although Thayer Capital Partners does not currently own any interests in our direct competitors, the interests of Thayer Capital Partners may not always coincide with our interests or those of our other shareholders. By virtue of its stock ownership and board representation, Thayer Capital Partners will continue to have a significant influence over all matters submitted to our board and our shareholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through its voting power, Thayer Capital Partners could cause us to take actions that we would not consider absent its influence, or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public shareholders.

        Thayer Capital Partners has historically worked closely with Brockway Moran & Partners, Inc. Brockway Moran & Partners Fund, L.P. owns the remaining 40.0% of Circuit Holdings. In addition, one of our directors is a representative of Brockway Moran & Partners. Although there is no legal agreement requiring Thayer Capital Partners and Brockway Moran & Partners to vote their shares together or for their representatives on our board to vote together, given their relationship in the past these two entities may continue to work together, in which case they would exert substantial influence over our board and exercise voting control over approximately 23.5% of our outstanding shares after this offering, or approximately 19.8% if the underwriters' over-allotment option is exercised in full.

The trading price of our common stock has been highly volatile, and we expect this volatility to continue in the future.

        The trading price of our common stock has fluctuated significantly from $23.88 per share on October 22, 2000 to $1.20 per share on October 10, 2002 to $9.25 per share on August 4, 2003. The market price of our common stock may fluctuate further as a result of a number of factors. Factors that could cause fluctuations in the trading price of our common stock include:

  •
  actual and anticipated variations in our operating results;

  •
  general economic and market conditions;

  •
  interest rates;

  •
  geo-political conditions throughout the world;

  •
  general conditions, including changes in demand in the printed circuit board industry and the end markets which it serves;

  •
  perceptions of the strengths and weaknesses of the printed circuit board industry and the end markets which it serves;

  •
  our ability to pay principal and interest on our debt when due;

  •
  developments in our relationships with our lenders, customers, and/or suppliers;

  •
  announcements of alliances, mergers or other relationships by or between our competitors and/or our suppliers and customers;

  •
  announcements of plant closings, layoffs, restructurings or bankruptcies by our competitors; and

  •
  developments related to regulations, including environmental and wastewater regulations.

        We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenue, gross margins, earnings or other financial results could also cause the trading price of our common stock to fluctuate significantly. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the printed circuit board industry and that may be unrelated to the operating performance of the companies within these industries. These broad market fluctuations may harm the trading price of our common stock.

Shares eligible for public sale after this offering could harm the trading price of our common stock.

        The trading price for our common stock could decline as a result of sales by our existing shareholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Of the approximately 40.1 million shares that will be outstanding following the completion of this offering:

  •
  approximately 30.6 million shares generally will be freely tradable in the public market, including all of the 10.0 million shares offered under this prospectus;

  •
  approximately 9.5 million additional shares may be sold after the expiration of the 90-day lock-up agreements entered into by our officers, directors and the selling shareholders in this offering, subject to compliance with the volume limitations and other restrictions of Rule 144; and

  •
  approximately 2.9 million additional shares will be eligible for issuance pursuant to options presently outstanding under our existing stock option plans, which shares we anticipate will be freely tradable once issued.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        All statements, trend analyses and other information contained in this prospectus, including those regarding markets for our manufacturing services and trends in or expectations for net sales, gross profit or expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "seek" and other similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and in the cautionary statements elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. Accordingly, the cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus. In addition, these forward-looking statements reflect our current expectations, and we do not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this prospectus or other statements by us will not be realized.

        Market data and forecasts used in this prospectus including, for example, estimates of the size and growth rates of the printed circuit board market, have been obtained from independent industry sources, and we have not verified the data.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of 200,000 shares of our common stock in this offering of approximately $1.1 million, after deducting the underwriting discount and estimated offering expenses payable by us. We will also receive approximately $61,000 upon the exercise of options to purchase an aggregate of 23,270 shares by a selling shareholder who will sell these shares in this offering. We will not receive any proceeds from the sale of the common stock being offered by the selling shareholders.

        We expect to use the net proceeds from this offering for general corporate purposes, including working capital. The principal purpose of this offering is to provide increased liquidity for our common stock.

DIVIDEND POLICY

        We have not paid any dividends since 1998 and we do not anticipate paying any dividends in the foreseeable future. Additionally, our credit facility prohibits the payment of dividends. We presently intend to retain any future earnings to finance future operations and expansion of our business, and to reduce indebtedness.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003:

  •
  on an actual basis; and

  •
  as adjusted to reflect (1) the sale of the 200,000 shares of common stock offered by us, at an assumed public offering price of $8.65 per share, the deduction of the underwriting discounts and estimated offering expenses and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds;" and (2) the sale of 23,270 shares issuable upon the exercise of options by a selling shareholder who will sell these shares in this offering.

	June 30, 2003
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$32,000	$33,200

Long-term debt, including current maturities	$10,000	$10,000
Shareholders' equity:
Common stock, no par value, 100,000,000 shares authorized, and 39,869,294 shares issued and outstanding, actual; and 40,092,564 shares issued and outstanding, as adjusted (1)	150,317	151,517
Retained earnings	17,946	17,946
Deferred stock-based compensation	(149)	(149)

Total shareholders' equity	168,114	169,314

Total capitalization	$178,114	$179,314

(1)
Excludes the following shares:

•
2,867,483 other shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $5.50 per share; and

•
approximately 4,598,239 shares available for future issuance under our two stock plans.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

        You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus, including the documents incorporated herein by reference. All share amounts and per share data have been adjusted to reflect the 380-for-one split of our common stock effected in September 2000.

						Two Quarters Ended
	Year Ended December 31,
						July 1, 2002	June 30, 2003(1)
	1998	1999	2000	2001	2002
Statement of Operations Data:
Net sales	$78,526	$106,447	$203,729	$128,989	$88,989	$47,021	$80,681
Cost of goods sold	65,332	82,200	127,137	92,235	79,489	42,234	69,709

Gross profit	13,194	24,247	76,592	36,754	9,500	4,787	10,972

Operating expenses:
Selling and marketing	2,434	3,920	10,156	7,272	6,447	3,246	5,189
General and administrative	2,188	2,584	8,305	5,435	4,486	2,097	5,580
Amortization of intangibles	—	2,230	4,810	4,808	1,202	601	601
Restructuring charges	—	—	—	—	3,859	907	203
Amortization of deferred retention bonus	77	1,849	5,470	—	—	—	—
Management fees	13	439	2,150	—	—	—	—

Total operating expenses	4,712	11,022	30,891	17,515	15,994	6,851	11,573

Operating income (loss)	8,482	13,225	45,701	19,239	(6,494)	(2,064)	(601)
Other income (expenses):
Interest expense	(848)	(10,432)	(12,176)	(2,644)	(1,084)	(542)	(307)
Amortization of debt issuance costs	(134)	(755)	(742)	(41)	(105)	(21)	(39)
Interest income and other, net	927	54	181	629	694	308	165

Income (loss) before income taxes and extraordinary item	8,427	2,092	32,964	17,183	(6,989)	(2,319)	(782)
Income tax (provision) benefit	—	(836)	1,900	(6,189)	2,278	757	240

Income (loss) before extraordinary items	8,427	1,256	34,864	10,994	(4,711)	(1,562)	(542)
Extraordinary gain (loss), net of income tax	—	(1,483)	(6,792)	—	6,296	—	824

Net income (loss)	$8,427	$(227)	$28,072	$10,994	$1,585	$(1,562)	$282

Earnings per common share, before extraordinary item:
Basic	$0.54	$0.06	$1.09	$0.29	$(0.12)	$(0.04)	$(0.01)

Diluted	$0.54	$0.06	$1.02	$0.28	$(0.12)	$(0.04)	$(0.01)

Earnings per common share:
Basic	$0.54	$(0.01)	$0.88	$0.29	$0.04	$(0.04)	$0.01

Diluted	$0.54	$(0.01)	$0.82	$0.28	$0.04	$(0.04)	$0.01

Weighted average common shares:
Basic	15,675	22,312	31,919	37,482	39,511	39,217	39,808
Diluted	15,675	22,669	34,166	38,899	39,511	39,217	39,808
Other Financial Data:
Net cash provided by (used in) operating activities	$7,517	$(2,227)	$43,692	$38,245	$10,011	$5,781	$14,713
Depreciation on property, plant and equipment	3,014	3,635	5,500	8,294	8,761	4,630	3,893
	December 31,
						June 30, 2003
	1998	1999	2000	2001	2002
Balance Sheet Data:
Working capital	$8,071	$13,995	$22,186	$29,099	$40,405	$40,643
Total assets	56,453	168,327	202,133	193,076	197,506	197,401
Long-term debt, including current maturities	72,772	140,164	43,312	32,625	10,000	10,000
Shareholders' equity (deficit)	(22,755)	16,537	137,742	150,079	167,426	168,114

(1)
Reflects our December 2002 acquisition of Advanced Circuits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the "Selected Consolidated Financial Data" section of this prospectus, and our consolidated financial statements and the related notes included elsewhere in this prospectus, including the documents incorporated herein by reference.

Overview

        We are a one-stop provider of time-critical and technologically complex, multilayer printed circuit boards, which serve as the foundation of sophisticated electronic products. We serve high-end commercial markets—including networking/communications infrastructure, high-end computing and industrial/medical—which are characterized by high levels of complexity, short life cycles and moderate production volumes. Our customers include OEMs and electronic manufacturing services companies. Our time-to-market and high technology focused manufacturing services enable our customers to reduce the time required to develop new products and bring them to market.

        We manufacture printed circuit boards to our customers' design specifications and price them to reflect both the complexity of the printed circuit boards and the time and volume requirements for the order. Generally, we quote prices after we receive the design specifications and time and volume requirements from our customers. Purchase orders may be cancelled prior to shipment. We charge customers a fee, based on percentage completed, if an order is cancelled once it has entered production.

        We recognize revenues when persuasive evidence of a sales arrangement exists, title and risk of loss has transferred, and collectibility is reasonably assured—generally when products are shipped to the customer. Net sales consist of gross sales less an allowance for returns. We provide our customers a limited right of return for defective printed circuit boards. We record an allowance for estimated sales returns at the time of sale based on our historical results.

        Cost of goods sold consists of materials, labor, outside services, freight and overhead expenses incurred in the manufacturing and testing of products. Many factors affect our gross margin, including capacity utilization, product sales mix, production volume and yield. We do not have significant long-term supply contracts, and we believe there are a number of potential suppliers for the raw materials we use. We believe that our cost of goods sold will continue to fluctuate as a percentage of net sales.

        Selling and marketing expenses consist primarily of salaries and commissions paid to our internal sales force and commissions paid to independent sales representatives, as well as costs associated with marketing materials and trade shows. Our average commission rate is generally higher on quick-turn than on standard delivery time services. We expect our selling and marketing expenses to continue to fluctuate as a percentage of net sales.

        General and administrative costs primarily include the salaries for executive, finance, accounting, facilities, information technology and human resources personnel, as well as insurance expenses and expenses for accounting and legal assistance. We expect these expenses to continue to fluctuate as a percentage of net sales.

        Amortization of intangibles consists of intangible assets, which we recorded as a result of the Power Circuits acquisition in July 1999. Effective January 1, 2002, we no longer record amortization on goodwill (see "Recently Issued Accounting Standards"). However, we continue to amortize our definite-lived intangible assets, which are primarily comprised of strategic customer relationships. Goodwill amortization was $3.6 million in both 2000 and 2001. See transition disclosures in Note 2 to the consolidated financial statements included in this prospectus.

        Restructuring charges relate primarily to the costs of closing our Burlington, Washington facility and reducing the number of employees at our Redmond, Washington facility. The charges include primarily the costs of laying off employees, non-cash impairment charges related to the Burlington building, property and equipment and other exit charges.

        Amortization of the deferred retention bonus relates to a retention bonus plan we implemented as part of our leveraged recapitalization in December 1998. In 2000, we paid $10.8 million to participants in order to eliminate our obligations under this plan.

        Our interest expense relates to our senior credit facility and our other long-term obligations.

        Amortization of debt issuance costs consists of the amortization of loan origination fees and related expenses. Interest and other income consists primarily of interest received on our cash balances.

Critical Accounting Policies and Estimates

        Our consolidated financial statements included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

        Accounting policies where significant judgments and estimates are made include asset valuation related to bad debts and inventory obsolescence; sales returns and allowances; impairment of long-lived assets, including goodwill and intangible assets; customer rebate obligations; realizability of deferred tax assets and self-insured medical reserves. A detailed description of these estimates and our policies to account for them is included in the notes to our consolidated financial statements included in this prospectus. Our estimates are based on historical experience as well as relevant facts and circumstances known to us at each reporting date. Actual results may differ from these estimates.

        We provide customary credit terms to our customers and generally do not require collateral. We perform ongoing credit evaluations of the financial condition of our customers and maintain an allowance for doubtful accounts based upon historical collections experience and expected collectibility of accounts. Our actual bad debts may differ from our estimates.

        In assessing the realization of inventories, we are required to make judgments as to future demand requirements and compare these with current and committed inventory levels. Our inventory requirements change based on our projected customer demand, which changes due to market conditions, technological and product life cycle changes and longer or shorter than expected usage periods. We maintain certain finished goods inventories near certain key customer locations in accordance with agreements. These customers are generally contractually obligated to assume materials liability after a specified period of time.

        We derive revenues primarily from the sale of printed circuit boards using customer supplied engineering and design plans and recognize revenues when persuasive evidence of a sales arrangement exists, title and risk of loss has transferred, and collectibility is reasonably assured—generally when products are shipped to the customer. We provide our customers a limited right of return for defective printed circuit boards. We accrue an estimated amount for sales returns and allowances at the time of sale based on historical information. To the extent actual returns vary from our historical experience, revisions to the allowances may be required.

        We have significant long-lived tangible and intangible assets consisting of property, plant and equipment, goodwill and definite-lived intangibles. We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In addition, we perform an impairment test related to goodwill at least annually. Our goodwill and intangibles are attributable to our quick-turn business which has recently generated the majority of our cash flows. During the fourth fiscal quarter 2002, we performed an impairment assessment of our (i) goodwill in accordance with SFAS No. 142, which requires the use of a fair-value based analysis and (ii) long-lived tangible assets and definite-lived intangible assets in accordance with SFAS No. 144, which requires the use of an analysis of expected future undiscounted cash flows over the remaining life of the asset. As of December 31, 2002, we determined that no impairment existed, except with respect to certain assets held for sale in connection with the closure of our Burlington, Washington facility. At June 30, 2003, we determined that there were no events or changes in circumstances which indicated that the carrying amount of long-lived tangible assets and definite-lived intangible assets may not be recoverable. If forecasts and assumptions used to support the realizability of our long-lived assets change in the future, significant impairment charges could result that would adversely affect our results of operations and financial condition.

        Deferred tax assets are reviewed for recoverability and valuation allowances are provided, when necessary, to reduce deferred tax assets to the amounts expected to be realized. At June 30, 2003, we have a net deferred income tax asset of $16.5 million. This amount is net of a valuation allowance of approximately $11.6 million which was recorded in connection with the acquisition of Advanced Circuits. Should our expectations of taxable income change in future periods, it may become necessary to record an additional valuation allowance, which would adversely affect our results of operations in the period such a determination is made. In addition, we record income tax expense or benefit at a rate that is based on expected results for the fiscal year. If future changes in market conditions cause actual results for the year to be more or less favorable than those expected, adjustments to the effective income tax rate could be required.

        We are self-insured for group health insurance benefits provided to our employees, and purchase insurance to protect against large claims at the individual and aggregate level. The insurance carrier adjudicates and processes employee claims and is paid a fee for these services. We reimburse our insurance carrier for paid claims subject to a variable monthly limitation. We estimate our exposure for claims incurred but not paid at the end of each reporting period and use historical information supplied by our insurance carrier and broker to estimate our liability for these claims. This liability is subject to a total limitation that varies based on employee enrollment and factors that are established at each annual contract renewal. Our actual claims experience may differ from our estimates.

        In connection with our acquisition of Advanced Circuits in December 2002, we became contractually responsible for the majority of a rebate obligation to a customer. The rebate is based on a percentage of net sales to this customer. We have made estimates regarding the amount and timing of future net sales to this customer and have applied a discount factor to the estimated rebates to estimate the present value of our obligation. At June 30, 2003, we estimated the present value of our total obligation to be $2.8 million. We have also estimated that portion of the total obligation which we believe is a current liability. Based on our future net sales experience with this customer and periodic reviews of our estimation methodology, we may change our estimate of this obligation and the portion that is a current liability.

Results of Operations

        The following table sets forth statement of operations data expressed as a percentage of net sales for the periods indicated:

				Two Quarters Ended
	Year Ended December 31,
				July 1, 2002	June 30, 2003(1)
	2000	2001	2002
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	62.4	71.5	89.3	89.9	86.4

Gross profit	37.6	28.5	10.7	10.1	13.6

Operating expenses:
Selling and marketing	5.0	5.6	7.3	6.9	6.4
General and administrative	4.1	4.2	5.0	4.5	6.9
Amortization of intangibles	2.4	3.8	1.4	1.3	0.7
Restructuring charges	—	—	4.3	1.9	0.3
Amortization of deferred retention bonus	2.7	—	—	—	—
Management fees	1.0	—	—	—	—

Total operating expenses	15.2	13.6	18.0	14.6	14.3

Operating income (loss)	22.4	14.9	(7.3)	(4.5)	(0.7)

Other income (expense):
Interest expense	(6.0)	(2.0)	(1.2)	(1.1)	(0.4)
Amortization of debt issuance costs	(0.3)	—	(0.1)	—	(0.1)
Interest income and other, net	0.1	0.4	0.8	0.7	0.2

Income (loss) before income taxes and extraordinary item	16.2	13.3	(7.8)	(4.9)	(1.0)
Income tax benefit (provision)	0.9	(4.8)	2.5	1.6	0.3

Income (loss) before extraordinary item	17.1	8.5	(5.3)	(3.3)	(0.7)
Extraordinary item	(3.3)	—	7.1	—	1.0

Net income (loss)	13.8%	8.5%	1.8%	(3.3)%	0.3%

(1)
Reflects our December 2002 acquisition of Advanced Circuits.

  First Two Fiscal Quarters 2003 Compared to First Two Fiscal Quarters 2002

        The first two fiscal quarters ended June 30, 2003 include the results of operations of Advanced Circuits, which was acquired in a stock purchase on December 26, 2002. Advanced Circuits' results of operations are not included in the first two fiscal quarters ended July 1, 2002. There were 181 and 182 days in the first two fiscal quarters 2003 and 2002, respectively.

        Net Sales.    In the first two fiscal quarters ended June 30, 2003, our net sales mix shifted significantly towards the high-end computing end market and to a lesser extent towards the networking/communications infrastructure end market due to our acquisition of Advanced Circuits. Advanced Circuits accounted for over one-half of the total net sales for the first two fiscal quarters 2003, and a majority of its revenues are from the high-end computing and networking/communications infrastructure end markets. These end markets typically consist of products with high average layer counts. Our average layer count increased from 8.5 in the first two fiscal quarters 2002 to 13.9 in the first two fiscal quarters 2003.

        Net sales increased 71.6% from $47.0 million in the first two fiscal quarters 2002 to $80.7 million in the first two fiscal quarters 2003 due to the acquisition of Advanced Circuits. The net sales increase from Advanced Circuits was partially offset by a decline in net sales from our remaining facilities, due primarily to a reduction in the volume of printed circuit boards sold.

        Cost of Goods Sold.    Cost of goods sold increased $27.5 million, or 65.1%, from $42.2 million for the first two fiscal quarters 2002 to $69.7 million for the first two fiscal quarters 2003. Higher cost of goods sold resulted from higher labor, materials and variable overhead costs associated with an increase in the number of printed circuit boards sold. The volume of boards sold increased due to the acquisition of Advanced Circuits partially offset by lower volume sold at our remaining facilities. In addition, a reduction in fixed costs due to the closure of our Burlington, Washington facility in December 2002 favorably impacted our cost structure. As a percentage of net sales, cost of goods sold decreased from 89.9% for the first two fiscal quarters 2002 to 86.4% for the first two fiscal quarters 2003 due to improved absorption of fixed manufacturing overhead, principally depreciation; lower unit pricing for certain of our direct materials as a result of our greater purchasing power; and lower labor costs associated with a sales mix shift towards higher-layer count boards; partially offset by unabsorbed labor costs at certain of our facilities as well as higher direct materials costs associated with a sales mix shift towards higher layer-count boards. In connection with our acquisition of Advanced Circuits, no value was assigned to the acquired property and equipment and accordingly, we record no depreciation expense for the acquired assets. Expenditures for information technology salaries and expenses for the first two fiscal quarters 2002 have been reclassified to general and administrative expenses to conform to the presentation for the same period in 2003. This reclassification more appropriately reflects the overall corporate nature of our information technology expenses. As a percentage of net sales, the reclassification reduced cost of goods sold and increased gross profit by 1.0% in the first two fiscal quarters 2002.

        Gross Profit.    Gross profit increased $6.2 million, or 129.2%, from $4.8 million for the first two fiscal quarters 2002 to $11.0 million for the first two fiscal quarters 2003. This gross profit increase resulted from the combination of a sales volume improvement and a gross margin improvement. The sales volume improvement was driven by the Advanced Circuits acquisition and was partially offset by a reduction in volume at our remaining facilities. The gross margin improved to 13.6% in the first two fiscal quarters 2003 from 10.1% in the first two fiscal quarters 2002 due to improved absorption of fixed manufacturing overhead, principally depreciation; lower unit pricing for certain of our direct materials as a result of our greater purchasing power; and lower labor costs as a result of our sales mix shift towards higher-layer count boards; partially offset by unabsorbed labor costs as well as higher direct materials costs due to our sales mix shift towards higher-layer count boards.

        Operating Expenses.    Selling and marketing expenses increased $2.0 million from $3.2 million, or 6.9% of net sales, for the first two fiscal quarters 2002 to $5.2 million, or 6.4% of net sales, for the first two fiscal quarters 2003. The decrease as a percentage of net sales resulted from improved absorption of fixed selling costs and a lower commission rate associated with a mix shift to more standard lead-time products due primarily to our acquisition of Advanced Circuits.

        General and administrative expenses increased $3.5 million from $2.1 million, or 4.5% of net sales, for the first two fiscal quarters 2002 to $5.6 million, or 6.9% of net sales, for the first two fiscal quarters 2003. The increase in expenses as a percentage of net sales resulted primarily from higher personnel costs principally attributable to our acquisition of Advanced Circuits; higher corporate governance expenses, principally higher directors' and officers' liability insurance premiums and accounting and legal fees; transition costs to integrate Advanced Circuits; and higher information technology costs, mostly attributable to Advanced Circuits. Information technology salaries and expenses for the first two fiscal quarters 2002 have been reclassified from cost of goods sold to general and administrative expenses to conform to the presentation for the same period in 2003.

        Amortization of intangibles was for intangible assets with finite lives from the Power Circuits acquisition, which occurred in July 1999. Amortization of intangibles was $0.6 million in both the first two fiscal quarters 2003 and 2002.

        Restructuring charges in the first fiscal quarter 2003 were $0.2 million for severance and other exit costs primarily related to eliminating 45 positions at our Redmond, Washington facility. Restructuring charges were incurred in the second fiscal quarter 2002 relating to our Burlington, Washington facility. We reduced the Burlington facility's labor force by 141 employees and recorded $0.9 million of restructuring charges. The charges were primarily severance costs.

        Interest Expense.    Interest expense decreased $0.3 million from $0.6 million for the first two fiscal quarters 2002 to $0.3 million for the first two fiscal quarters 2003 due to a lower average outstanding balance on our term loan partially offset by imputed interest expense on other long-term liabilities and higher amortization of debt issuance costs.

        Interest Income and Other, Net.    Interest income and other, net decreased $143,000 from income of $308,000 for the first two fiscal quarters 2002 to income of $165,000 for the first two fiscal quarters 2003. This decrease resulted principally from lower interest income as a result of lower cash balances and interest rates.

        Income Taxes.    The benefit for income taxes decreased from $0.8 million for the first two fiscal quarters 2002 to $0.2 million for the first two fiscal quarters 2003. This income tax benefit resulted from a pretax net loss in 2002 and a pretax loss before extraordinary item in 2003. Our effective tax rate for the first two fiscal quarters 2002 and 2003 was 32.6% and 30.7%, respectively. Our effective tax rate is primarily impacted by certain non-deductible items. We record income tax expense or benefit at a rate that is based on expected results for the year. If actual results for the year are more or less favorable than those expected, adjustments to the effective income tax rate could be required.

        Extraordinary Item.    In the first two fiscal quarters 2003, we recorded an extraordinary gain of $0.8 million after resolving certain contingencies concerning the fair market value of certain assets acquired and liabilities assumed as part of our acquisition of Advanced Circuits. The extraordinary gain was due principally to the settlement of our claim for a working capital adjustment for $1.4 million, which was $0.6 million in excess of our estimate as of December 31, 2002. The fair value of the net assets acquired exceeded the cost to purchase Advanced Circuits, resulting in negative goodwill. In accordance with SFAS No. 141, the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets except current assets and deferred income taxes. The remaining unallocated negative goodwill was recorded as an extraordinary gain. We will continue our evaluation of fair market value of assets acquired and liabilities assumed as well as remaining contingencies during the remainder of 2003 and may make further purchase accounting adjustments if appropriate.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net Sales.    Net sales decreased $40.0 million, or 31.0%, from $129.0 million in 2001 to $89.0 million in 2002. This decrease resulted from a decline in the volume of printed circuit boards sold and from lower pricing levels. Net sales declined due to a significant downturn that began in 2001 in the electronics industry and in the end markets served by our customers. Approximately $1.4 million of 2002 revenue resulted from our acquisition of Advanced Circuits in late December 2002.

        Cost of Goods Sold.    Cost of goods sold decreased $12.7 million, or 13.8%, from $92.2 million in 2001 to $79.5 million in 2002. The decrease in cost of goods sold resulted from lower labor, materials and variable overhead costs that were associated with a decline in the number of printed circuit boards sold. As a percentage of net sales, cost of goods sold increased from 71.5% in 2001 to 89.3% in 2002. Higher medical expense, higher depreciation expense and an increase in unabsorbed manufacturing overhead due to excess capacity resulted in a higher cost of goods sold percentage.

        Gross Profit.    Gross profit decreased $27.3 million, or 74.2%, from $36.8 million in 2001 to $9.5 million in 2002. This decrease in gross profit resulted primarily from a lower volume of printed circuit boards sold and to a lesser extent from lower pricing levels. Our gross margin was 10.7% in 2002 compared to 28.5% in 2001. Gross margin decreased due to increased medical expense, increased depreciation expense and lower absorption of fixed manufacturing expenses.

        Operating Expenses.    Sales and marketing expenses decreased $0.9 million from $7.3 million in 2001 to $6.4 million in 2002. The decrease resulted from lower commissions to sales representatives due to lower net sales in 2002. As a percentage of net sales, selling expenses increased from 5.6% in 2001 to 7.3% in 2002. The increase as a percentage of net sales was due to lower absorption of fixed sales and marketing expenses and higher average per-unit commissions related to a higher proportion of quick-turn sales in 2002.

        General and administrative expenses decreased $0.9 million from $5.4 million in 2001 to $4.5 million in 2002. This decrease resulted from lower labor expense partially offset by higher costs for directors and officers insurance and a higher bad debt provision. As a percentage of sales, general administrative expenses increased to 5.0% of sales in 2002 from 4.2% of sales in 2001 because the 31.0% decrease in sales was greater than the 17.5% decrease in the absolute level of expense.

        Amortization of intangibles consists of amortization of goodwill and other intangible assets from the Power Circuits acquisition, which occurred in July 1999. Amortization of intangibles decreased $3.6 million from $4.8 million in 2001 to $1.2 million in 2002. This decrease resulted from our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under the new rules, goodwill is not amortized, rather it is subject to impairment testing. The amortization expense recorded in 2002 was for definite-lived intangible assets.

        We consolidated manufacturing capabilities by closing our Burlington, Washington, facility in the fourth fiscal quarter 2002. As a result of this consolidation, we recorded restructuring charges of $3.9 million in 2002 of which $1.8 million is a non-cash impairment charge to write-down building, property and equipment held for sale to its estimated net realizable value and approximately $2.1 million relates to severance and other exit costs. We have laid off approximately 193 employees in connection with the restructuring.

        Interest Expense.    Interest expense decreased $1.5 million from $2.6 million in 2001 to $1.1 million in 2002. This decrease resulted from a lower interest rate on our term loan as well as a lower balance due to repayment of principal. The expiration of an interest rate swap agreement on December 31, 2001, also contributed to the decline in interest expense through a reduction in our effective interest rate.

        Amortization of Debt Issuance Costs.    Amortization of debt issuance costs increased $64,000 from $41,000 in 2001 to $105,000 in 2002. In December 2002, we prepaid approximately $14.5 million of our borrowings under our senior credit facility in connection with the closing of our acquisition of Advanced Circuits. As a result of our prepayment of indebtedness, we wrote off additional debt issuance costs.

        Interest Income and Other, Net.    Interest income and other, net, increased $0.1 million from income of $0.6 million in 2001 to income of $0.7 million in 2002. This increase resulted from higher cash balances, partially offset by lower interest rates earned.

        Income Taxes.    The provision for income taxes decreased from a provision of $6.2 million in 2001 to a benefit of $2.3 million in 2002. This income tax benefit resulted from a pretax net loss. Our effective income tax rate in 2002 was (32.6)%, and it was 36% in 2001. Our effective income tax rate is primarily impacted by certain non-deductible items.

        Extraordinary Item.    In 2002, we recorded an extraordinary gain of $6.3 million as part of our acquisition of Advanced Circuits. The fair value of the net assets acquired exceeded the cost to purchase Advanced Circuits, resulting in negative goodwill. In accordance with SFAS No. 141, the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets except current assets and deferred income taxes. The remaining unallocated negative goodwill was recorded as an extraordinary gain. See Note 3 to our consolidated financial statements for the description of the extraordinary gain.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net Sales.    Net sales decreased $74.7 million, or 36.7%, from $203.7 million in 2000 to $129.0 million in 2001. This decrease resulted primarily from a decline in the volume of printed circuit boards sold. Net sales declined due to a significant downturn in the electronics industry and the end markets we serve.

        Cost of Goods Sold.    Cost of goods sold decreased $34.9 million, or 27.5%, from $127.1 million in 2000 to $92.2 million in 2001. Lower cost of goods sold resulted from a decline in the number of printed circuit boards sold, combined with a work force reduction and decreased employee overtime, partially offset by higher depreciation expense. As a percentage of net sales, cost of goods sold increased from 62.4% in 2000 to 71.5% in 2001. The reduced revenue base caused an increase in unabsorbed manufacturing overhead, resulting in higher cost of goods sold as a percentage of net sales.

        Gross Profit.    Gross profit decreased $39.8 million, or 52.0%, from $76.6 million in 2000 to $36.8 million in 2001. This decrease in gross profit resulted from a lower volume of printed circuit boards sold. Our gross margin was 28.5% during 2001, compared to 37.6% for 2000. Gross margin decreased due to lower absorption of fixed manufacturing expenses.

        Operating Expenses.    Sales and marketing expenses decreased $2.9 million, or 28.4%, from $10.2 million in 2000 to $7.3 million in 2001. The decrease resulted from lower commissions due to lower net sales in 2001.

        General and administrative expenses decreased $2.9 million, or 34.6%, from $8.3 million in 2000 to $5.4 million in 2001. This decrease resulted from a lower bad debt provision, reduced incentive compensation, a decline in office rent expense and lower legal and accounting fees. The lower bad debt provision was due to a smaller accounts receivable balance and an improved aging of accounts receivable in 2001.

        Amortization of intangibles consists of amortization of goodwill and other intangible assets from the Power Circuits acquisition, which occurred in July 1999. Amortization of intangibles was $4.8 million for both 2001 and 2000.

        With the proceeds of our initial public offering in September 2000, we bought out our deferred retention bonus plan. Therefore, we recorded no amortization of the deferred retention bonus in 2001 as compared to $5.5 million for 2000.

        In conjunction with our initial public offering in September 2000, we amended and consolidated our management agreements with T.C. Management, T.C. Management IV and Brockway Moran & Partners Management. Under the amended agreement, we are not required to pay management and consulting fees, although we are required to pay financial advisory fees in the event of certain transactions as defined in the amended agreement. We had no management fees and related expenses in 2001, compared to $2.2 million in 2000.

        Interest Expense.    Interest expense decreased $9.6 million from $12.2 million in 2000 to $2.6 million in 2001. This decrease resulted primarily from our repayment of indebtedness with the proceeds of our initial public offering and cash flow from operations. This repayment significantly reduced our debt and decreased our accompanying level of interest expense.

        Amortization of Debt Issuance Costs.    Amortization of debt issuance costs decreased $701,000 from $742,000 in 2000 to $41,000 in 2001. As a result of our repayment of indebtedness and the refinancing of our senior credit facility in September 2000, we wrote off a significant portion of our debt issuance costs.

        Interest Income and Other, Net.    Interest income and other, net, which includes rental income, increased $448,000 from $181,000 in 2000 to $629,000 in 2001. This change was due primarily to increased interest income earned on our higher average cash balance during 2001, partially offset by a decrease in net rental income. Net rental income decreased from $100,000 for 2000 to a net expense of $106,000 for 2001 due to the termination of a sublease to allow for the expansion of our Santa Ana, California, facility.

        Income Taxes.    The provision for income taxes decreased from a net benefit of $1.9 million in 2000 to an expense of $6.2 million in 2001. The net benefit of $1.9 million in 2000 was due to higher pretax income offset by a one-time $14.8 million benefit recorded from eliminating our deferred tax asset valuation allowance. Our effective tax rate for 2001 was 36%.

        Extraordinary Items.    In 2000, we recorded a loss of $6.8 million, net of a tax benefit of $3.1 million, to extinguish subordinated debt obligations carried at a discount and to write off debt issuance costs related to repayments and refinancing of our senior credit facility. We recorded no extraordinary items in 2001.

Liquidity and Capital Resources

        Our principal sources of liquidity have been cash provided by operations, proceeds from our public offerings and borrowings under our senior credit facility. Our principal uses of cash have been to meet debt service requirements, finance capital expenditures and finance mergers and acquisitions. We anticipate that these uses will continue to be the principal demands on our cash in the future. As of June 30, 2003, we had working capital of approximately $40.6 million, compared to $40.4 million as of December 31, 2002.

        Net cash provided by operating activities was $14.7 million in the first two fiscal quarters 2003, compared to $5.8 million in the first two fiscal quarters 2002, due primarily to receipt of a $5.7 million income tax refund in 2003 compared to a $3.7 million refund in 2002; conversion to cash of certain of the net working capital assets of Advanced Circuits that were acquired on December 26, 2002; and net income of $0.3 million for the two quarters ended June 30, 2003 compared to a net loss of $1.6 million for the two quarters ended July 1, 2002. The difference between our net income in the first two fiscal quarters 2003 of $0.3 million and our $14.7 million operating cash flow was primarily attributable to a decrease of $5.2 million in income taxes receivable, $4.6 million of depreciation and amortization expenses, a $2.5 million decrease in inventories, a $2.5 million decrease in prepaid expenses and other, a $1.5 million increase in accrued expenses, and a $1.3 million decrease in accounts receivable, partially offset by a $2.1 million decrease in accounts payable, a $0.8 million extraordinary gain, a $0.2 million increase in deferred income taxes, and a $0.1 million gain on sale of property, plant and equipment.

        Net cash used in investing activities was $1.8 million in the first two fiscal quarters 2003, compared to $2.6 million in the first two fiscal quarters 2002. In the two fiscal quarters ended

June 30, 2003 we purchased $1.7 million of property, plant and equipment and $0.4 million of finite-lived intangibles and we received $0.3 million in proceeds from the sale of property, plant and equipment. In the same period of 2002, we purchased $2.6 million of property, plant and equipment.

        Net cash provided by financing activities was $0.2 million in the first two fiscal quarters 2003, compared to net cash provided by financing activities of $11.8 million in the first two fiscal quarters 2002. In the first two fiscal quarters 2003, we received proceeds of $0.4 million from employee stock option exercises and incurred $0.2 million of fees in connection with amending our credit agreement. In the same period of 2002, we received net proceeds of $15.3 million from a secondary stock offering, as well as $0.4 million of proceeds from employee stock option exercises and made principal repayments of $3.9 million on our long-term debt. In the fourth fiscal quarter 2002, we initiated a repurchase program for our common shares. We repurchased $0.2 million of our common stock in 2002, but did not repurchase any shares during the first two fiscal quarters 2003.

        We entered into an amendment of our senior credit agreement as of April 30, 2003. We have a term loan with a remaining balance of $10.0 million that is payable in nine equal quarterly installments beginning on September 30, 2003 with a final maturity of September 30, 2005. We have a committed revolving loan facility of $25.0 million with a final maturity date of September 29, 2005. We may prepay the term loan and borrow, repay and reborrow under the revolving loan facility at any time. The term loan and the revolving loan bear interest at rates ranging from LIBOR plus 1.5% to 2.5% or the Alternate Base Rate (as defined in the credit agreement) plus 0.5% to 1.0%. The amount added to the LIBOR rate or the Alternative Base Rate varies depending upon the Company's leverage ratio as defined in the agreement. As of June 30, 2003, the term loan had an interest rate of 3.10%. Since the amendment effective date of April 30, 2003, our borrowings under the revolving facility are subject to a borrowing base or formula that is based on our accounts receivable and inventory. As of June 30, 2003 we had no outstanding revolving loan balances, and we were in compliance with our financial covenants. We pay a quarterly commitment fee ranging from 0.30% to 0.45% on the unused revolving commitment amount. The credit facility is secured by substantially all of our assets and contains financial covenants customary for this type of financing, and as of June 30, 2003, we were in compliance with the covenants. As of June 30, 2003, we had $10.2 million of available borrowing capacity under our revolving loan facility.

        The following table provides information on future payments under the Company's credit facility, future minimum lease payments under non-cancelable operating leases and other long-term liabilities reflected on our balance sheet under generally accepted accounting principles as of June 30, 2003 (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long-term debt	$10,000	$4,444	$5,556	$—	$—
Operating leases	555	147	81	34	293
Other long-term liabilities(1)	3,638	598	1,231	1,294	515

Total contractual cash obligations	$14,193	$5,189	$6,868	$1,328	$808

(1)
Amounts shown are estimated gross payments pursuant to a contractual rebate obligation with a customer that we assumed in connection with our acquisition of Advanced Circuits. The amount reflected on our balance sheet as other long-term liabilities is the difference between the net present value of these estimated gross payments and the estimated gross payments due within the first year. The net present value of the contractual liability will differ from the gross payments shown due to our estimate of the timing of gross payments and the interest rate used to discount these gross payments (see "Critical Accounting Policies and Estimates").

        Based on our current level of operations, we believe that cash generated from operations, available cash and amounts available under our senior credit facility will be adequate to meet the debt service requirements, capital expenditures and working capital needs of our current operations for at least the next 12 months. We may require additional financing if we decide to consummate additional acquisitions. See "Factors That May Affect Future Results."

Foreign Currency Exchange Risk

        All of our sales are denominated in U.S. dollars, and as a result, we have relatively little exposure to foreign currency exchange risk with respect to sales made.

Impact of Inflation

        We believe that our results of operations are not dependent upon moderate changes in the inflation rate as we expect that we will be able to pass along component price increases to our customers.

Seasonality

        We have historically experienced lower sales in our second and third fiscal quarters due to patterns in the capital budgeting and purchasing cycles of our customers and the end markets they serve. In particular, this effect is caused by the seasonality of our high-end computing segment. We expect to mitigate the impact of seasonality through diversification of our customer base.

Recently Issued Accounting Standards

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the asset is placed in service. When the liability is initially recorded, entities capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, entities either settle the obligation for its recorded amount or incur a gain or loss upon settlement. This statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. We adopted SFAS No. 143 effective January 1, 2003, and the adoption did not have an impact on our results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 recognizes that the use of debt extinguishments can be a part of the risk management strategy of a company and hence, the classification of all early extinguishments of debt as an extraordinary item may no longer be appropriate. In addition, the Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Provisions of this Statement, as they relate to Statement No. 13, are to be effective for transactions occurring after May 15, 2002. Provisions, which relate to Statement No. 4, are effective for fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 effective January 1, 2003, and the adoption did not have an impact on our results of operations or financial position.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the entity to transfer or use assets (i.e., when an event leaves the company little or no discretion to avoid transferring or using the assets in the future).

Under previous accounting rules, if a company's management approved an exit plan, the company generally could record the costs of that plan as a liability on the approval date, even if the company did not incur the costs until a later date. Under Statement No. 146, some of those costs might qualify for immediate recognition, others might be spread over one or more quarters, and still others might not be recorded until incurred in a much later period. We adopted SFAS No. 146 effective January 1, 2003, which did not have an impact on our results of operations or financial position.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FASB Statement No. 123, Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock- based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We have elected to continue using the intrinsic method of accounting for employee stock-based compensation. We adopted the interim disclosure requirements in our consolidated condensed financial statements beginning in the first fiscal quarter 2003.

        In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. Guarantees are required to be disclosed in the notes to the financial statements starting with the period ending after December 15, 2002. For certain guarantees issued after December 31, 2002, the fair value of the obligation must be reported on the balance sheet. We adopted FIN No. 45 effective January 1, 2003 and it did not have an impact on our results of operations or financial position.

        In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses the consolidation by business enterprises of variable interest entities as defined therein and applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. We adopted FIN No. 46 in 2003 and it did not have an impact on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The new statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity. The provisions of SFAS No. 150 apply to the classification and disclosure requirements for the following three types of financial instruments: Mandatorily Redeemable Instruments, Instruments with Repurchase Obligations, and Instruments with Obligations to Issue a Variable Number of Securities. The new reporting and disclosure requirements for SFAS No. 150 become effective for the first interim period beginning after June 15, 2003 or for any covered instruments entered into or modified subsequent to May 31, 2003. We have not completed its analysis of the potential impacts from adopting the new reporting requirements of SFAS No. 150.

BUSINESS

Overview

        We are a one-stop provider of time-critical and technologically complex printed circuit boards, which serve as the foundation of sophisticated electronic products. We serve high-end commercial markets—including networking/communications infrastructure, high-end computing and industrial/medical—which are characterized by high levels of complexity, short life cycles and moderate production volumes. Our customers include OEMs and electronic manufacturing services companies. We significantly enhanced our capability to manufacture technologically complex printed circuit boards through our December 2002 acquisition of Advanced Circuits.

Industry Background

        Printed circuit boards are manufactured from sheets of laminated material, or panels. Each panel is typically subdivided into multiple printed circuit boards, each consisting of a pattern of electrical circuitry etched from copper to provide an electrical connection between the components mounted to it.

        Printed circuit boards serve as the foundation for virtually all electronic products, ranging from consumer products (such as cellular telephones and personal computers) to high-end commercial electronic equipment (such as medical equipment, data communications routers and switches, and servers). Generally, consumer electronics products utilize commodity-type printed circuit boards with lower layer counts, less complexity and larger production runs. High-end commercial equipment products require more customized, multilayer printed circuit boards using advanced technologies. In addition, most commercial end-markets have low volume requirements that demand a highly flexible manufacturing environment. As producing sophisticated circuit boards becomes more complex, high-end manufacturers must continually invest in advanced production equipment, engineering and process technology, and a skilled workforce.

        According to Henderson Ventures, the worldwide market for printed circuit boards was approximately $31.3 billion in 2002, with North America comprising 16.8%, or $5.2 billion. As a result of consolidation and the slowdown in the electronics industry in 2001 and 2002, many manufacturing facilities were closed, reducing North American printed circuit board manufacturing capacity by an estimated 30 to 40%. Management believes that this reduced capacity will provide significant opportunities to well-capitalized manufacturers that have advanced technological capabilities, particularly if the global electronics industry improves.

        We see several trends for the printed circuit board manufacturing industry. These include:

        Short electronic product life cycles.    Continual advances in technology have shortened the life cycles of complex electronic products, placing greater pressure on OEMs to quickly bring new products to market. The accelerated time-to-market and ramp-to-volume needs of OEMs of high-end commercial equipment creates opportunities for printed circuit board manufacturers that can offer engineering support in the prototype stage and manufacturing scalability throughout the production life cycle.

        Increasing complexity of electronic products.    OEMs are continually designing higher performance electronic products, which require technologically complex printed circuit boards that can accommodate higher speeds and component densities. These complex printed circuit boards often require very high layer counts, advanced manufacturing processes and high-mix production capabilities. OEMs are increasingly relying upon larger printed circuit board manufacturers who possess the financial resources necessary to invest in advanced manufacturing process technologies and sophisticated engineering staff, often to the exclusion of smaller printed circuit board manufacturers which do not possess such technology or resources.

        Increasing competition from Asian manufacturers.    In recent years, many electronics manufacturers have moved their production to Asia to take advantage of its exceptionally large, low-cost labor pool. This is particularly true for consumer electronics producers that utilize commodity-type printed circuit boards with lower layer counts and complexity. These less sophisticated printed circuit boards are generally mass produced and have experienced significant pricing pressures from Asian manufacturers. Printed circuit boards requiring complex technologies, advanced manufacturing processes, quick turnaround times or high-mix production are subject to less foreign competition. In addition, many of the unique challenges involved in successfully designing and manufacturing highly complex printed circuit boards—and the ongoing capital investment required to maintain state-of-the-art capabilities—have effectively served as barriers to entry in these high-mix and high-complexity segments of the domestic printed circuit board industry.

        Decreased reliance on multiple printed circuit board manufacturers by OEMs.    OEMs have traditionally relied on multiple printed circuit board manufacturers to provide different services as an electronic product moves through its life cycle. The transfer of a product among different printed circuit board manufacturers often results in increased costs and inefficiencies due to incompatible technologies and manufacturing processes and production delays. As a result, OEMs are reducing the number of printed circuit board manufacturers on which they rely, presenting an opportunity for those that can offer one-stop manufacturing capabilities—from prototype to volume production.

The TTM Solution

        We manufacture printed circuit boards that satisfy all stages of an electronic product's life cycle—from prototype to volume production—for targeted commercial end markets. Key aspects of our solution include:

  •
  One-stop manufacturing solution.  We offer a one-stop manufacturing solution to our customers through our specialized facilities, each of which generally focuses on a different stage of an electronic product's life cycle. This one-stop solution allows us to provide a broad array of services and technologies to meet the rapidly evolving needs of our customer base.

  •
  Quick-turn services.  We deliver highly complex printed circuit boards to customers in as little as 24 hours. This rapid delivery service enables OEMs to develop sophisticated electronic products quickly and reduce time to market. In addition, our quick-turn services provide us with an opportunity to capture additional business, including high-mix and volume production in our targeted end markets.

  •
  Strong process and technology expertise.  We deliver time-critical and highly complex manufacturing services through our advanced manufacturing processes and technology expertise. We regularly manufacture printed circuit boards with up to 32 layers. For the two fiscal quarters ended June 30, 2003, approximately 62% of our gross sales involved the manufacture of printed circuit boards with at least 12 layers, an industry-accepted measure of complexity.

Our Manufacturing Services

  Quick-turn

        We refer to our rapid turnaround services as "quick-turn" because we provide custom-designed printed circuit boards to our customers within as little as 24 hours to 10 days. As a result of our ability to rapidly and reliably respond to the critical time requirements of our customers, we generally receive a premium for our quick-turn services.

  •
  Prototype production.  In the design, testing and launch phase of a new electronic product's life cycle, our customers typically require limited quantities of printed circuit boards in a very short period of time. We satisfy this need by manufacturing prototype printed circuit boards in small quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

  •
  Ramp-to-volume production.  After a product has successfully completed the prototype phase, our customers introduce the product to the market and require larger quantities of printed circuit boards in a short period of time. This transition stage between low-volume prototype production and volume production is known as ramp-to-volume. Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

        For the years ended December 31, 2001 and 2002, orders with delivery requirements of 10 days or less represented 40% and 45% of our gross sales, respectively. Quick-turn orders decreased to approximately 28% of our gross sales for the two fiscal quarters ended June 30, 2003 primarily due to the change in order mix resulting from our acquisition of Advanced Circuits.

  Standard delivery time

        Our standard delivery time services focus on the high-mix and complex technology requirements of our customers, with delivery times typically ranging from three to five weeks. High-mix manufacturing involves processing small lots, generally up to several hundred printed circuit boards, in a flexible manufacturing environment. Our high technology expertise is evidenced by our ability to regularly produce complex printed circuit boards with up to 32 layers in volumes that satisfy our customers' entire production needs. In addition, many of our lower layer-count circuit boards are complex as a result of the incorporation of other technologically advanced features, including high performance materials and extremely fine geometries and tolerances. Our acquisition of Advanced Circuits significantly increased our ability to produce technologically complex printed circuit boards for high-end commercial applications. As a result, our average layer count increased from 8.5 in the first two fiscal quarters of 2002 to 13.9 in the first two fiscal quarters of 2003. We do not target our standard delivery time services to high-volume, consumer electronic applications such as cellular telephones, personal computers, hand-held devices and automotive products.

Strategy

        Our goal is to be the leading provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

        Leveraging our one-stop manufacturing solution.    Our quick-turn capabilities allow us to establish relationships with customers early in a product's life cycle, giving us an advantage in securing preferred vendor status for subsequent ramp-to-volume and volume production opportunities. We also seek to gain quick-turn business from our existing ramp-to-volume and volume customers.

        Using our quick-turn capabilities to attract new customers with high-growth potential.    Our time-to-market philosophy capitalizes on the rapid introduction and short product life cycle of advanced electronic products. We continue to attract emerging companies to our Santa Ana facility and believe that our ability to rapidly and reliably respond to the critical time requirements of our customers provides us with a significant competitive advantage.

        Continuing to improve our technological capabilities and manufacturing processes.    We are consistently among the first to adopt new developments in printed circuit board manufacturing processes and technology. We continuously evaluate new manufacturing processes and technology to further reduce our delivery times, improve quality, increase yields and decrease costs. As a result of our strong balance sheet, we believe that we are well-positioned to invest in technologies that are required by the leading OEMs in the electronics industry.

        Capitalizing on facility specialization to enhance operating efficiency.    We utilize a facility specialization strategy in which each order is directed to the facility best suited to the customer's particular delivery time, product complexity and volume needs. Our three facilities use compatible technologies and manufacturing processes, allowing us to move orders easily between plants to optimize operating efficiency. This strategy provides customers with faster delivery times and enhanced product quality and consistency.

        Expanding our presence in targeted niche markets through internal initiatives and selective acquisitions.    We actively target technologies and business opportunities that enhance our competitive position in selected market niches. We intend to pursue high-end commercial customers, such as military/aerospace companies, which demand flexible and advanced manufacturing processes, expertise with high-performance specialty materials and other high-mix and complex technology capabilities. Our acquisition of Advanced Circuits exemplifies our ability to successfully expand our complex technology and specialty materials expertise, and we will consider additional acquisitions that increase our position in our targeted markets.

Manufacturing Technology

        The market for our products is characterized by rapidly evolving technology. In recent years, the trend in the electronic products industry has been to increase the speed, complexity, and performance of components while reducing their size. We believe our technological capabilities allow us to address the needs of manufacturers who must bring complicated electronic products to market faster.

        To manufacture printed circuit boards, we generally receive circuit designs directly from our customers in the form of computer data files, which we review to ensure data accuracy and product manufacturability. Processing these computer files with computer aided design (CAD) technology, we generate images of the circuit patterns that we then physically develop on individual layers, using advanced photographic processes. Through a variety of plating and etching processes, we selectively add and remove conductive materials to form horizontal layers of thin circuits, called traces, which are separated by insulating material. A finished multilayer circuit board laminates together a number of layers of circuitry, using intense heat and pressure under vacuum. Vertical connections between layers are achieved by plating through small holes, called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy. We specialize in high layer-count printed circuit boards with extremely fine geometries and tolerances. Because of the tolerances involved, we employ clean rooms in certain manufacturing processes where tiny particles might otherwise create defects on the circuit patterns. We also use automated optical inspection systems to ensure consistent quality.

        We believe that our highly specialized equipment and advanced manufacturing processes enable us to reliably produce printed circuit boards with the following characteristics:

  •
  High layer count.  Manufacturing printed circuit boards with higher numbers of layers is difficult to accomplish due to the greater number of processes required. We regularly manufacture printed circuit boards with up to 32 layers on a quick-turn and volume basis. As a result of our acquisition of Advanced Circuits, our average layer count increased from 8.5 in the first two fiscal quarters of 2002 to 13.9 in the first two quarters of 2003. For the two fiscal quarters ended June 30, 2003, approximately 62% of our gross sales involved the manufacture of printed circuit boards with at least 12 layers, an industry accepted measure of complexity.

  •
  Blind and buried vias.  Vias are drilled holes which provide electrical connectivity between layers of circuitry in a printed circuit board. Blind vias connect the surface layer of the printed circuit board to the nearest inner layer. Buried vias are holes that do not reach either surface of the printed circuit board but allow inner layers to be interconnected. Products with blind and buried vias can be made thinner, smaller, lighter and with higher component density and more functionality than products with traditional vias.

  •
  Buried capacitance.  Buried capacitance technology involves embedding the capacitive and resistive elements inside the printed circuit board, which allows for removal of passive components from the surface of the printed circuit board and thereby leaves more surface area for active components. Use of this technology results in greater design flexibility and products with higher component density and increased functionality.

  •
  Fine line traces and spaces.  Traces are the connecting copper lines between the different components of the printed circuit board and spaces are the distances between traces. The smaller the traces and tighter the spaces, the higher the density on the printed circuit board and the greater the expertise required to achieve a desired final yield on an order. We are able to provide .003 inch traces and spaces.

  •
  High aspect ratios.  The aspect ratio is the ratio between the thickness of the printed circuit board and the diameter of a drilled hole. The higher the ratio, the greater the difficulty to reliably form, electroplate and finish all the holes on a printed circuit board. We are able to provide aspect ratios of up to 15:1.

  •
  Thin core processing.  A core is the basic inner-layer building block material from which printed circuit boards are constructed. A core consists of a flat sheet of material comprised of glass-reinforced resin with copper foil on either side. The thickness of inner-layer cores is determined by the overall thickness of the printed circuit board and the number of layers required. The demand for thinner cores derives from requirements of thinner printed circuit boards, higher layer counts and various electrical parameters. Core thickness in our printed circuit boards ranges from as little as 0.002 inches up to 0.062 inches.

  •
  Microvias.  Microvias are small vias with diameters generally between 0.001 inches and 0.005 inches after plating. These very small vias consume much less space on the layers they interconnect, thereby providing for greater wiring densities and closer spacing of components and their attachment pads. The fabrication of printed circuit boards with microvias requires specialized equipment, such as laser drills, and highly developed process knowledge. Applications such as handheld wireless devices employ microvias to obtain a higher degree of functionality from a given surface area.

  •
  Fulfill™ hole fill process.  Our Fulfill™ process provides designers the opportunity to increase the density of component placements by reducing the surface area required to place many types of components. In traditional design, components are routed from their surface interfaces through via connections in order to access power and ground connections and the internal circuitry used to connect to other discrete components. Fulfill™ provides a method to allow for vias to be placed inside their respective surface mount pads by filling the vias with a thermoset epoxy and plating flat copper surface mount pads directly over the filled hole.

  •
  Advanced materials.  We manufacture circuit boards using a wide variety of advanced insulating materials. These high-performance materials offer electrical, thermal, and long-term reliability advantages over conventional materials but are more difficult to manufacture. We are certified by Underwriters Laboratories to manufacture printed circuit boards using many types and combinations of these specialty materials. This wide offering allows us to manufacture complex boards for niche, high-end commercial markets.

Customers and Markets

        Our customers include both OEMs and electronic manufacturing services providers that primarily serve the networking/communications, industrial/medical, and high-end computing segments of the electronics industry. We measure customers as those companies that have placed at least two orders in the preceding 12-month period. As of December 31, 2002, we had approximately 565 customers, and as of June 30, 2003, we had approximately 590 customers.

        We sell to OEMs both directly and through electronic manufacturing service companies. Our significant customers include:

Networking/Communications	High-end Computing	Computer Peripherals
Adtran Broadcom Cisco Juniper Networks Lucent	Apple Computer Hewlett-Packard IBM Silicon Graphics Sun Microsystems	Advanced Input Devices Dataram Intel Micron Technology Nvidia Seagate
Industrial/Medical	Electronic Manufacturing Services Providers	Other Original Services Providers
Agilent Technologies Credence General Electric National Instruments Sonosite Texas Instruments	Benchmark Electronics Celestica Jabil Circuit MC Assembly Plexus Solectron Vanguard EMS	ITT L3 Communications Matsushita Avionics Systems Rockwell Collins Handheld/Cellular Motorola Thales

        The following table shows the percentage of our net sales attributable to each of the principal end markets we served for the periods indicated:

				Two Quarters Ended
	Year ended December 31,
End Markets(1)				July 1, 2002	June 30, 2003
	2000	2001	2002
Networking	34.3%	33.6%	30.6%	31.1%	36.1%
High-End Computing	26.9	20.4	14.8	13.4	39.6
Industrial/Medical	18.8	27.3	25.9	28.5	10.4
Computer Peripherals	11.6	10.0	20.4	19.1	8.6
Handheld/Cellular	4.6	3.8	3.0	3.0	1.9
Other	3.8	4.9	5.3	4.9	3.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)
Sales to electronic manufacturing services providers are classified by the end markets of their customers.

        Sales to our 10 largest customers accounted for 46.1% of our net sales in 2001, 41.8% of our net sales in 2002, and 65.2% of our net sales for the two fiscal quarters ended June 30, 2003. Sales to Solectron and Celestica accounted for 21.9% and 15.1%, respectively, of our net sales for the two fiscal quarters ended June 30, 2003. The majority of our sales to Solectron and Celestica were on behalf of Cisco, IBM and Sun Microsystems. We generally negotiate product pricing and volume directly with our OEM customers, rather than with the electronic manufacturing services companies.

        For the two fiscal quarters ended June 30, 2003, approximately 70.8% of our net sales were in the United States, 9.9% in Malaysia, 7.5% in Italy, 5.7% in Canada, and the remainder primarily in other European and Asian countries.

Sales and Marketing

        Our marketing strategy focuses on building long-term relationships with our customers' engineering and new product introduction personnel early in the product development phase. As the product moves from the prototype stage through ramp-to-volume and volume production, we shift our focus to the customers' procurement department in order to capture sales at each point in the product's life cycle.

        Our staff of engineers, sales support, and managers assist our sales representatives in advising customers with respect to manufacturing feasibility, design review, and technology limits through direct communication and visits. We combine our sales efforts with customer service at each facility to better serve our customers. Each customer is assigned one salesperson for all services across all facilities, in order to establish individual accountability for each client.

        Our sales force is comprised primarily of commission-based, independent sales representatives, who are complemented by a direct sales force. We expanded our sales force from 85 at year-end 2001 to 107 at December 31, 2002 with the addition of Advanced Circuits' sales employees. We believe that this will allow us to capture new customers and gain market share as the printed circuit board industry consolidates.

        Our acquisition of Advanced Circuits also broadened our geographic reach. Specifically, we expanded our international presence to include inventory hubs in Italy, Scotland, Canada and Malaysia and sales offices in Scotland, England and Singapore. This expanded international presence enables us to access new customers and allows us to better serve existing ones.

Suppliers

        The primary raw materials used by us include copper-clad layers of fiberglass of varying thicknesses, impregnated with bonding materials; chemical solutions such as copper and gold for plating operations; photographic film; carbide drill bits; and plastic for testing fixtures.

        We use just-in-time procurement practices to maintain our raw materials inventory at low levels and work closely with our suppliers to obtain technologically advanced raw materials. Although we have preferred suppliers for some raw materials, most of our raw materials are generally readily available in the open market from numerous other potential suppliers. In addition, we periodically seek alternative supply sources to ensure that we are receiving competitive pricing and service. Adequate amounts of all raw materials have been available in the past, and we believe this availability will continue into the foreseeable future.

Competition

        Despite industry consolidation, the printed circuit board industry is fragmented and characterized by intense competition. Our principal competitors include DDi, Endicott Interconnect Technologies, Merix, Sanmina-SCI and Tyco.

        We believe we compete favorably, based on the following competitive factors:

  •
  ability to offer one-stop manufacturing capabilities;

  •
  ability to offer time-to-market capabilities;

  •
  capability and flexibility to produce technologically complex products;

  •
  flexibility to manufacture high-mix products;

  •
  consistent high-quality product; and

  •
  outstanding customer service.

        In addition, we believe our continuous evaluation and early adoption of new manufacturing and production technologies give us a competitive advantage. We believe that our ability to manufacture printed circuit boards using advanced technologies such as blind and buried vias, larger panel size, sequential lamination, and smaller traces and spaces provide us with a competitive advantage over manufacturers that do not possess these technological capabilities. We believe these advanced manufacturing and production technologies are increasingly replacing and making obsolete the older technologies. Our future success will depend in large part on our ability to maintain and enhance our manufacturing capabilities and production technologies.

Backlog

        Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 60 days in advance. In addition, orders may be rescheduled or canceled, and the products in the markets which we serve are characterized by increasingly short product life cycles. Therefore, we believe that backlog information is not material to an understanding of our business.

Governmental Regulation

        Our operations are subject to federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

  •
  the Occupational Safety and Health Administration pertaining to health and safety in the workplace;

  •
  the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

  •
  corresponding state, county and city agencies.

        To date, the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation are found to exist, we may be required to incur substantial additional expenditures.

Employees

        As of June 30, 2003, we had 1,291 employees, none of whom were represented by unions. Of these employees, 1,173 were involved in manufacturing and engineering, 58 worked in sales and marketing, and 60 worked in accounting, systems and other support capacities. We have not experienced any labor problems resulting in a work stoppage and believe that we have good relations with our employees.

Facilities

        Our principal manufacturing facilities are as follows:

Location	Square Feet	Primary Use	Secondary Use
Santa Ana, CA	98,000	Prototype	Ramp-to-volume
Redmond, WA	102,200	Ramp-to-volume	High-mix and prototype
Chippewa Falls, WI	235,000	High technology	High-mix and prototype

        We own all of our current manufacturing and administrative office facilities. Our owned facilities are subject to mortgages under our senior credit facility.

        While we own our former manufacturing facility in Burlington, Washington, it is subject to a land lease that expires in July 2025. In connection with a restructuring charge taken in the fourth quarter of 2002, we closed our Burlington, Washington facility and have listed it for sale. We also lease a sales office in Hopkins, Minnesota. This sales office contains approximately 8,700 square feet and the lease expires in March 2004.

Legal Proceedings

        From time to time we may become a party to various legal proceedings arising in the ordinary course of our business. We were advised that we have been added as a defendant in a patent infringement lawsuit filed in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that we have infringed certain "machine vision" and other patents owned by the plaintiff and seeks injunctive relief, damages for the alleged infringements and payment of the plaintiff's attorneys' fees. Although the ultimate outcome of this matter is not currently determinable, we believe we have meritorious defenses to these allegations and, based in part on the licensing terms offered by the Lemelson Partnership, do not expect this litigation to materially impact our business, results of operations or financial condition. However, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect on our results of operations for any quarter. Furthermore, there can be no assurance that we will prevail in any such litigation.

MANAGEMENT

Directors and Executive Officers

        The following table, together with the accompanying text, presents certain information as of July 31, 2003, with respect to each of our directors and executive officers.

Name	Age	Position
Kenton K. Alder	53	Chief Executive Officer, President and Director
James K. Bass	46	Director
Richard P. Beck	70	Director
Jeffrey W. Goettman	44	Chairman and Director
John G. Mayer	52	Director
Douglas P. McCormick	34	Director
Michael E. Moran	40	Vice Chairman and Director
Stacey M. Peterson	39	Vice President, Chief Financial Officer and Secretary
O. Clay Swain	40	Vice President, Sales and Marketing
Shane S. Whiteside	37	Vice President and Chief Operating Officer

        Kenton K. Alder has served as our Chief Executive Officer, President and Director since March 1999. From January 1997 to July 1998, Mr. Alder served as Vice President of Tyco Printed Circuit Group Inc., a printed circuit board manufacturer. Prior to that time, Mr. Alder served as President and Chief Executive Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From January 1987 to November 1994, Mr. Alder served as President of Lundahl Astro Circuits Inc., a predecessor company to ElectroStar. Mr. Alder holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting from Utah State University.

        James K. Bass has served as our Director since September 2000. Mr. Bass has been the Chief Executive Officer and a Director of Suntron Corporation, a publicly held provider of high-mix electronic manufacturing services, since its incorporation in May 2001 and as Chief Executive Officer of EFTC Corporation, a subsidiary of Suntron, since July 2000. From 1996 to July 2000, Mr. Bass was a Senior Vice President of Sony Corporation. Prior to that, Mr. Bass spent 15 years in various manufacturing management positions at the aerospace group of General Electric Corporation. Mr. Bass holds a B.S.M.E. from Ohio State University.

        Richard P. Beck has served as our Director since February 2001. Mr. Beck is presently retired. From November 2001 to May 2002, Mr. Beck served as Senior Vice President of Advanced Energy Industries, a publicly held manufacturer of power conversion systems and integrated technology solutions. From February 1998 to November 2001, Mr. Beck served as Senior Vice President and Chief Financial Officer of Advanced Energy, and continues to serve as a Director of the company. From March 1992 until February 1998, Mr. Beck served as Vice President and Chief Financial Officer of Advanced Energy. From November 1987 to March 1992, Mr. Beck served as Executive Vice President and Chief Financial Officer for Cimage Corporation, a computer software company. Mr. Beck is also Chairman of the board, is chairman of the audit committee and serves on the compensation committee of Applied Films Corporation, a publicly held manufacturer of flat panel display equipment. He is also a Director of Photon Dynamics, Inc., a publicly held manufacturer of flat panel display test equipment, and is chairman of its audit committee. Mr. Beck holds a Bachelor of Science in Accounting and Finance and a Master of Business Administration from Babson College.

        Jeffrey W. Goettman has served as our Chairman and Director since January 1999. Mr. Goettman has been a Managing Partner of Thayer Capital Partners, a private equity investment company, since April 2001. Mr. Goettman joined Thayer Capital Partners in February 1998. Prior to that time, Mr. Goettman served as a Managing Director and founder of the Electronics Manufacturing Services Group at Robertson Stephens & Co. Inc., an investment bank, from February 1994 to February 1998. In addition, Mr. Goettman has been the Chairman of the Board of Suntron Corporation since May 2001. Mr. Goettman holds a Bachelor of Science from Duke University and a Master of Business Administration from the Stanford University Graduate School of Business.

        John G. Mayer has served as our Director since September 2000. Mr. Mayer is presently retired. From January 1997 to November 1999, Mr. Mayer served as Vice President of Tyco Printed Circuit Group, Inc., a printed circuit board manufacturer. Mr. Mayer served as Chief Operating Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From April 1986 to November 1994, Mr. Mayer served as President of Electro-Etch Circuits, Inc., a predecessor company to ElectroStar. Mr. Mayer holds a Bachelor of Arts in History, the Arts and Letters from Yale University and a Juris Doctor from UCLA School of Law.

        Douglas P. McCormick has served as our Director since September 1999. Mr. McCormick has been a Managing Director of Thayer Capital Partners, a private equity investment company, since January 2001, and was a Vice President and Principal of that company since January 1999. Prior to that time, Mr. McCormick served as an associate at Morgan Stanley & Co. Incorporated, an investment bank, from June 1997 to January 1999. In addition, Mr. McCormick has been a Director of Suntron Corporation since October 2001. Mr. McCormick holds a Bachelor of Science in Economics from the United States Military Academy and a Master of Business Administration from Harvard Business School.

        Michael E. Moran has served as our Director since January 1999 and our Vice Chairman since June 1999. Mr. Moran has been a Managing Partner of Brockway Moran & Partners, Inc., a private equity investment firm, since September 2000. Mr. Moran was a founding partner of Brockway Moran & Partners, Inc. in January 1998. Mr. Moran served as a Senior Vice President at Trivest, Inc., a private equity investment firm, from 1994 to 1998. Mr. Moran previously served on the board of directors of ElectroStar, Inc., a publicly held printed circuit board manufacturing company that was sold to Tyco International in January 1997. Mr. Moran holds a Bachelor of Science in Business Administration from Drake University and a Master of Business Administration from DePaul University.

        Stacey M. Peterson has served as our Vice President and Chief Financial Officer since February 2000. From May 1998 to February 2000, Ms. Peterson served as Business Manager, ARCO Products Company at Atlantic Richfield Company, an oil and gas company. Prior to that time, Ms. Peterson served as Chief Financial Officer, from July 1996 to May 1998, and Controller, from November 1995 to July 1996, of PayPoint Business Unit of Atlantic Richfield Company. From August 1993 to November 1995, Ms. Peterson served as Financial Advisor, Corporate Finance at Atlantic Richfield Company. Ms. Peterson holds a Bachelor of Science in Applied Economics and Business Management from Cornell University and a Master of Business Administration from the University of Pennsylvania, the Wharton School.

        O. Clay Swain has served as our Vice President, Sales and Marketing since September 2001, having served as our Vice President, Sales since June 2000 and as our National Sales Manager from March 2000. From July 1999 to February 2000, Mr. Swain served as General Manager of Tyco Printed Circuit Group, Logan Division, a publicly held printed circuit board manufacturing company. From January 1997 to June 1999, Mr. Swain served as Director of Sales of Tyco Printed Circuit Group. From December 1994 to December 1996, Mr. Swain served as National Sales Manager of

ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company. Mr. Swain holds a Bachelor of Science and a Master in Business Administration from Utah State University.

        Shane S. Whiteside has served as our Vice President and Chief Operating Officer since December 2002. From January 2001 to November 2002, Mr. Whiteside was the Vice President of Operations—Santa Ana Division and our Director of Operations—Santa Ana Division from July 1999 to December 2000. From March 1998 to June 1999, Mr. Whiteside was the Director of Operations of Power Circuits. Prior to joining Power Circuits, Mr. Whiteside was Product Manager for Technical USA from December 1996 to March 1998 and a Technical Sales Representative from September 1993 to December 1996. Mr. Whiteside holds a Bachelor of Arts in Economics from the University of California at Irvine.

Management Fees And Agreements

        In 2000, we paid management fees for advisory services to three firms, T.C. Management, T.C. Management IV and Brockway Moran & Partners Management. These firms indirectly control our principal shareholder, Circuit Holdings, Inc. In consideration for advisory and management services rendered to us, we paid these firms an aggregate fee of $2.0 million upon consummation of our September 2000 initial public offering, which was accounted for as an offering cost. In addition, we used approximately $1.5 million of the net proceeds we received from our initial public offering to amend and consolidate the management agreements with Brockway Moran & Partners and Thayer Capital.

        Under the amended agreement, we no longer pay monthly management fees; however, we pay financial advisory fees of 1.5% of the first $50 million of proceeds or value of any transaction with respect to which these entities render services and 1% of any amount of proceeds or value in excess of $50 million. The agreement further provides that our obligation to pay financial advisory fees will terminate if, immediately prior to the closing of any transaction in respect of which these three entities render financial advisory services, these entities and their affiliates, on a combined basis, own less than 25% of our outstanding voting equity securities. We believe this arrangement is on terms no less favorable to us than we could have obtained from unaffiliated third parties.

        We paid T.C. Management, T.C. Management IV and Brockway Moran & Partners Management a financial advisory fee of approximately $258,000 in connection with our secondary offering in February 2002. We paid T.C. Management, T.C. Management IV and Brockway Moran & Partners Management a financial advisory fee of approximately $500,000 in connection with our purchase of Advanced Circuits, Inc. in December 2002. We are not required to pay a financial advisory fee in connection with this offering.

Consulting Agreement

        During 2002, we had a consulting and management services agreement with an entity controlled by Kenneth L. Shirley, a former director of our company. The former director, through the entity, provided management and consulting services typical of those provided by a chief operating officer. We paid the entity approximately $168,000 for these services in 2002.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of July 31, 2003, as adjusted to reflect the sale of common stock in this offering by:

  •
  each shareholder known to us to own beneficially more than 5% of our common stock;

  •
  each selling shareholder;

  •
  each of the named executive officers;

  •
  each director of our company; and

  •
  all directors and executive officers as a group.

	Shares Beneficially Owned Prior to the Offering(2)			Shares Beneficially Owned After the Offering(2)
Name and Address(1)			Number of Shares Being Offered(3)
	Number	Percent		Number	Percent
5% Shareholders:
Circuit Holdings LLC(3)(4) 1455 Pennsylvania Ave. NW Suite 350 Washington, DC 22004	15,652,731	39.3%	9,652,380	6,000,351	15.0%
Dalton, Greiner, Hartman, Maher & Co(5) 565 Fifth Ave., Suite 2101 New York, NY 10017	3,281,280	8.2	—	3,281,280	8.2
Janus Capital Management LLC(6) 100 Fillmore Street Denver, Colorado 80206-4923	2,140,185	5.4	—	2,140,185	5.3
Royce & Associates Inc.(7) 1414 Avenue of the Americas New York, NY 10019	4,047,800	10.2	—	4,047,800	10.1
Thayer Capital Partners entities(3)(8) 1455 Pennsylvania Ave. NW Suite 350 Washington, DC 22004	18,255,725	45.8	9,652,380	8,603,345	21.5
Named Executive Officers and Directors:
Kenton K. Alder(3)(9)	609,251	1.6	121,850	487,401	1.2
Jeffrey W. Goettman(10)	16,855,201	42.3	9,652,380	7,202,821	18.0
Michael E. Moran(11)	809,873	2.0	—	809,873	2.0
Stacey M. Peterson(12)	128,852	*	25,770	103,082		*
O. Clay Swain(13)	122,017	*	—	122,017		*
Shane S. Whiteside(14)	142,297	*	—	142,297		*
James K. Bass(15)	12,000	*	—	12,000		*
Richard P. Beck(16)	13,000	*	—	13,000		*
John G. Mayer(17)	12,000	*	—	12,000		*
Douglas P. McCormick(10)	16,855,201	42.3	9,652,380	7,202,821	18.0
All named executive officers and directors as a group (10 persons)(18)	18,704,491	45.9%	9,800,000	8,904,490	21.7%

*
Represents beneficial ownership of less than 1%.

(1)
Except as otherwise indicated, the address of each person listed on the table is 2630 South Harbor Boulevard, Santa Ana, California 92704.

(2)
In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 31, 2003 (including performance-based options that will vest upon completion of this offering), but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is based on 39,877,487 shares of our common stock outstanding as of July 31, 2003 and 40,077,487 shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters' over-allotment option.

(3)
In the event the underwriters exercise the over-allotment option, Circuit Holdings LLC will sell an additional 1,465,600 shares of our common stock, and Mr. Alder will sell an additional 34,400 shares of our common stock (of which 14,250 shares will be acquired upon the exercise of options).

(4)
Circuit Holdings LLC is owned by these entities as follows:

Thayer Equity Investors III, L.P.	31%
Thayer Equity Investors IV, L.P.	28
TC Circuits, L.L.C.	1
Brockway Moran & Partners Fund, L.P.	40

Total	100%

(5)
Based on a Schedule 13G, dated February 9, 2003, filed by Dalton, Greiner, Hartman, Maher & Co ("Dalton") with the SEC, which indicates that Dalton is an investment advisor registered under the Investment Advisors Act of 1940.

(6)
Based on a Schedule 13G, dated February 14, 2003, filed by Janus Capital Management LLC ("Janus") with the SEC, which indicates that Janus has an indirect 100% ownership stake in Bay Isle Financial LLC ("Bay Isle") and an indirect 50.1% ownership stake in Enhanced Investment Technologies LLC ("INTECH"). Janus, Bay Isle and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of shares of our common stock held by such Managed Portfolios.

(7)
Based on a Schedule 13G, dated February 5, 2003, filed by Royce & Associates, LLC ("Royce") with the SEC, which indicates that Royce is an investment advisor registered under the Investment Advisors Act of 1940.

(8)
Represents shares held by each of Thayer Equity Investors III, L.P., Thayer Equity Investors IV, L.P. and TC Circuits L.L.C., together with the shares held directly by Circuit Holdings. The Thayer Capital Partners entities are affiliates and are deemed to beneficially own all of the shares that are directly owned by Circuit Holdings.

  Thayer Equity Investors III, L.P. and TC Circuits L.L.C. are each controlled by limited liability companies the managing members of which are Frederick Malek, Carl Rickertsen and Paul Stern.

  Thayer Equity Investors IV, L.P. is controlled by a limited liability company the managing members of which are Frederick Malek, Jeffrey Goettman and Daniel Dickinson.

  Mr. Goettman, one of our directors, is a Managing Partner of each of the limited liability companies that control Thayer Equity Investors III, L.P. and Thayer Equity Investors IV, L.P. Mr. McCormick, one of our directors, is a Managing Director of the limited liability company that controls Thayer Equity Investors IV, L.P.

(9)
Includes 1,500 shares held by Mr. Alder's children and 465,751 shares issuable upon exercise of options within 60 days of July 31, 2003 (assuming completion of this offering). Mr. Alder disclaims beneficial ownership of the shares held by his children.

(10)
Includes 16,855,201 shares beneficially owned by the Thayer Capital Partners entities. See footnote 8. Messrs. Goettman and McCormick each disclaim beneficial ownership of the shares held by the Thayer Capital Partners entities, except to the extent of their pecuniary interests.

(11)
Includes 809,873 shares beneficially owned by Brockway Moran & Partners Fund, L.P. Brockway Moran & Partners Fund, L.P. is controlled by Brockway Moran & Partners, Inc. Mr. Moran is a Managing Partner and a shareholder of Brockway Moran & Partners, Inc. Mr. Moran disclaims beneficial ownership of the shares held by Brockway Moran & Partners Fund, L.P., except to the extent of his pecuniary interests.

(12)
Includes 126,352 shares issuable upon exercise of options within 60 days of July 31, 2003 (assuming completion of this offering). Ms. Peterson will exercise options with respect to 23,270 shares in connection with this offering.

(13)
Reflects 121,017 shares issuable upon exercise of options within 60 days of July 31, 2003 (assuming completion of this offering).

(14)
Reflects 142,297 shares issuable upon exercise of options within 60 days of July 31, 2003 (assuming completion of this offering).

(15)
Reflects 12,000 shares issuable upon exercise of options within 60 days of July 31, 2003.

(16)
Includes 8,000 shares issuable upon exercise of options within 60 days of July 31, 2003.

(17)
Reflects 12,000 shares issuable upon exercise of options within 60 days of July 31, 2003.

(18)
Includes 887,417 shares issuable upon exercise of options within 60 days of July 31, 2003 (assuming completion of this offering).

UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" means a beneficial owner of our common stock other than:

  •
  a citizen or resident of the United States,

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States,

  •
  an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

  •
  a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.

        This discussion does not consider:

  •
  state, local or foreign tax consequences,

  •
  specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position in light of their particular circumstances,

  •
  the tax consequences for the shareholders or beneficiaries of a Non-U.S. Holder,

  •
  special tax rules that may apply to certain Non-U.S. Holders, including without limitation, partnerships, banks, insurance companies, dealers in securities and traders in securities, or

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

        The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, also known as the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion assumes that our common stock is held as a capital asset. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Withholding generally is imposed on the gross amount of a distribution, regardless whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes. However, we may elect to withhold less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, known as "United States trade or business income", are generally subject to United States federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        Dividends paid to a Non-U.S. Holder of our common stock who clams the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Services.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is United States trade or business income, in which case the branch profits tax described above may apply to a corporate Non-U.S. Holder,

  •
  the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements,

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates, or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the period that the Non-U.S. Holder held our common stock.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests," such as interest in real property located in the United States or the Virgin islands, and certain interests in other United States real property holding corporations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding on certain payments on our common stock. For example, a Non-U.S. Holder of our common stock that fails to certify its Non-U.S. holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding. For 2003, the backup withholding rate is 28%.

        The payment of the proceeds of the disposition of our common stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of our common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "United States related person." In the case of the payment of proceeds from the disposition of our common stock by or through a foreign office of a broker that is a United States person or a "United States related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its foreign status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is:

  •
  a "controlled foreign corporation" for United States federal income tax purposes,

  •
  a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United State trade or business,

  •
  a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business, or

  •
  certain U.S. branches of foreign banks or insurance companies.

        Backup withholding may apply to the payment of disposition proceeds by or through a foreign office or a broker that is a United States person or a United States related person unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a United States person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
RBC Dominion Securities Corporation
Needham & Company, Inc.
Wells Fargo Securities, LLC

Total	10,000,000

        Of the 10,000,000 shares to be purchased by the underwriters, 200,000 shares will be purchased from us and 9,800,000 shares will be purchased from the selling shareholders.

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

        The underwriting agreement provides that we and the selling shareholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

        Thomas Weisel Partners LLC is acting as book-running lead manager for the offering. Thomas Weisel Partners LLC expects to deliver the shares to purchasers on or about                          , 2003.

Over-Allotment Option

        Some of the selling shareholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 1,500,000 additional shares of our common stock at the public offering price, less the underwriting discount and commissions payable by them, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling shareholders:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds to selling shareholders

Indemnification of Underwriters

        We and the selling shareholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

        The underwriters will require all of our directors and officers and the selling shareholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

        We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered by us in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under our option plans.

Nasdaq National Market Listing

        Our common stock is quoted on the Nasdaq National Market under the symbol "TTMI."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from some of the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

        The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

        The validity of the shares of common stock to be issued by us and sold by the selling shareholders in this offering will be passed upon for us by Karr Tuttle Campbell P.S., Seattle, Washington. Other legal matters in connection with this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

EXPERTS

        The consolidated balance sheet of TTM Technologies, Inc. as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, cash flows and schedule for the year then ended have been included and incorporated by reference herein in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports refer to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such transitional disclosures.

        Our consolidated financial statements for the years ended, and as of, December 31, 2000 and 2001 included in this prospectus had been audited by Arthur Andersen LLP, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting in giving said report. We have been unable to obtain the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited the consolidated financial statements and including its audit report in this prospectus, as Arthur Andersen LLP has ceased conducting operations. Accordingly, it is highly unlikely that you will be able to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

        We changed certifying accountants from Arthur Andersen LLP to KPMG LLP effective May 14, 2002, and Arthur Andersen LLP was dismissed as our principal accountant on that date. Arthur

Andersen LLP's reports on our financial statements for the prior fiscal year did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by our board of directors. During fiscal 2001 and the subsequent interim period prior to such change in accountants, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During our 2000 and 2001 fiscal years and subsequent interim periods prior to such change in accountants, there occurred none of the "reportable events" listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We have requested and received from Arthur Andersen LLP the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as an exhibit to our report on Form 8-K filed on May 17, 2002), which states that Arthur Andersen LLP agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K. We refer you to "Risk Factors—We have been unable to obtain any required consents from our former independent public accountants, Arthur Andersen LLP. It is unlikely you would be able to recover damages from them."

        The audited combined financial statements of the Advanced Circuits division of the Specialty Materials business unit of Honeywell International Inc. incorporated in this Prospectus by reference to TTM Technologies, Inc.'s Current Report on Form 8-K dated December 26, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional office located at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operations of the Securities and Exchange Commission Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site that contains information we file electronically with the Securities and Exchange Commission, which you can access over the Internet at http:\\www.sec.gov. Our common stock is quoted on the Nasdaq National Market under the symbol "TTMI," and you can obtain information about us at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

        Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, registration statements, and amendments to those reports are available without charge on our website, http://www.ttmtech.com/ir/sec_filings, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available without charge by (1) telephonic request by calling our Investor Relations Department at (714) 327-3000, (2) email request to investor@ttmtech.com, or (3) a written request to TTM Technologies, Inc., Attention: Investor Relations, 2630 S. Harbor Blvd., Santa Ana, CA 92704.

        This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information we have included in the registration statement and accompanying exhibits we filed with the Securities and Exchange Commission. You may refer to the registration statement and exhibits for more information about us and the securities. The registration statement and the exhibits are available at the Securities and Exchange Commission's Public Reference Room or through its Web site.

INCORPORATION BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until we sell all securities. The documents we incorporate by reference are:

  •
  our annual report on Form 10-K, as amended, for the year ended December 31, 2002;

  •
  our reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003;

  •
  our current report on Form 8-K filed on December 27, 2002, as amended on March 7, 2003, which includes financial statements of the Advanced Circuits division of Honeywell International, Inc. for periods prior to our December 2002 acquisition of that company;

  •
  our current report on Form 8-K filed on July 29, 2003, which includes our financial results for the quarter ended June 30, 2003; and

  •
  the description of our common stock contained in our Form 8-A registration statement filed on August 8, 2000, including any amendment or report filed for the purpose of updating that description.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

  TTM Technologies, Inc.
  2630 South Harbor Boulevard
  Santa Ana, California 92704
  (714) 327-3000

  Attention: Ms. Stacey Peterson

TTM TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Shareholders of
TTM Technologies, Inc.:

        We have audited the accompanying consolidated balance sheet of TTM Technologies, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated balance sheet as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revision described in Note 2 to the consolidated financial statements, in their report dated January 24, 2002.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTM Technologies, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the 2001 and 2000 consolidated financial statements of TTM Technologies, Inc. and subsidiaries were audited by other auditors who have ceased operations. As discussed in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the transitional disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of TTM Technologies, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

/s/ KPMG LLP

Salt Lake City, Utah
January 25, 2003

        This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Company's consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP since Arthur Andersen LLP has ceased operations. The 2001 and 2000 consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002.

Report of Independent Public Accountants

To TTM Technologies, Inc.:

        We have audited the accompanying consolidated balance sheets of TTM Technologies, Inc. and subsidiary as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTM Technologies, Inc. and subsidiary as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Salt Lake City, Utah
January 24, 2002

TTM TECHNOLOGIES, INC.

Consolidated Balance Sheets

As of December 31, 2001 and 2002

(In thousands)

	2001	2002
Assets
Current assets:
Cash and cash equivalents	$24,490	$18,879
Accounts receivable, net of allowances of $2,812 and $4,008, respectively	11,208	17,913
Inventories, net	3,126	10,485
Prepaid expenses and other	265	3,083
Assets held for sale	—	2,797
Income taxes receivable	4,788	5,230
Deferred income taxes	94	1,867

Total current assets	43,971	60,254

Property, plant and equipment, at cost:
Land	3,415	4,932
Machinery and equipment	58,923	53,075
Buildings and improvements	15,213	13,881
Furniture and fixtures	489	390
Automobiles	141	124
Construction-in-process	2,618	546

	80,799	72,948
Less accumulated depreciation	(29,893)	(27,379)

Property, plant and equipment, net	50,906	45,569

Other assets:
Debt issuance costs, net of accumulated amortization of $52 and $157, respectively	154	49
Deferred income taxes	19,219	14,442
Goodwill, net	63,153	63,153
Definite-lived intangibles, net of accumulated amortization of $2,962 and $4,164, respectively	15,067	13,865
Deposits and other	606	174

Total other assets	98,199	91,683

	$193,076	$197,506

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$4,500	$2,222
Accounts payable	5,861	12,540
Accrued salaries, wages and benefits	4,121	3,773
Other accrued expenses	390	1,314

Total current liabilities	14,872	19,849

Other long-term liabilities, less current portion	—	2,453
Long-term debt, less current maturities	28,125	7,778

Total long-term liabilities	28,125	10,231

Commitments and contingencies (Note 8)
Shareholders' equity:
Common stock, no par value; 100,000 shares authorized, 37,642 and 39,724 shares issued and outstanding, respectively	134,228	149,936
Retained earnings	16,079	17,664
Deferred stock-based compensation	(228)	(174)

Total shareholders' equity	150,079	167,426

	$193,076	$197,506

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2000, 2001 and 2002

(In thousands, except per share data)

	2000	2001	2002
Net sales	$203,729	$128,989	$88,989
Cost of goods sold	127,137	92,235	79,489

Gross profit	76,592	36,754	9,500

Operating expenses:
Selling and marketing	10,156	7,272	6,447
General and administrative	8,305	5,435	4,486
Amortization of intangibles	4,810	4,808	1,202
Restructuring charges	—	—	3,859
Amortization of deferred retention bonus	5,470	—	—
Management fees	2,150	—	—

Total operating expenses	30,891	17,515	15,994

Operating income (loss)	45,701	19,239	(6,494)

Other income (expense):
Interest expense	(12,176)	(2,644)	(1,084)
Amortization of debt issuance costs	(742)	(41)	(105)
Interest income and other, net	181	629	694

Total other expense, net	(12,737)	(2,056)	(495)

Income (loss) before income taxes and extraordinary item	32,964	17,183	(6,989)
Income tax (provision) benefit	1,900	(6,189)	2,278

Income (loss) before extraordinary item	34,864	10,994	(4,711)
Extraordinary gain (loss), net of income tax	(6,792)	—	6,296

Net income	$28,072	$10,994	$1,585

Basic earnings per share:
Income (loss) before extraordinary item	$1.09	$0.29	$(0.12)
Extraordinary item	(0.21)	—	0.16

Net income	$0.88	$0.29	$0.04

Diluted earnings per share:
Income (loss) before extraordinary item	$1.02	$0.28	$(0.12)
Extraordinary item	(0.20)	—	0.16

Net income	$0.82	$0.28	$0.04

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2000, 2001 and 2002

(In thousands)

	Common Stock
			Retained Earnings (Deficit)	Deferred Stock- Based Compensation	Common Stock Warrants
	Shares	Amount				Total
Balance, December 31, 1999	29,925	$37,505	$(22,987)	$—	$2,019	$16,537
Deferred stock-based compensation	—	322	—	(322)	—	—
Amortization of deferred stock-based compensation	—	—	—	42	—	42
Exercise of common stock options	117	308	—	—	—	308
Shares sold in initial public offering, net of offering costs	6,469	91,650	—	—	—	91,650
Shares issued to employees for services	71	1,133	—	—	—	1,133
Exercise of common stock warrants	767	2,019	—	—	(2,019)	—
Net income	—	—	28,072	—	—	28,072

Balance, December 31, 2000	37,349	132,937	5,085	(280)	—	137,742
Amortization of deferred stock-based compensation	—	—	—	52	—	52
Exercise of common stock options	293	814	—	—	—	814
Income tax benefit from options exercised	—	477	—	—	—	477
Net income	—	—	10,994	—	—	10,994

Balance, December 31, 2001	37,642	134,228	16,079	(228)	—	150,079
Amortization of deferred stock-based compensation	—	—	—	54	—	54
Shares sold in secondary public offering, net of offering costs	2,025	15,283	—	—	—	15,283
Shares repurchased in stock buyback program	(122)	(234)	—	—	—	(234)
Exercise of common stock options	179	471	—	—	—	471
Income tax benefit from options exercised	—	188	—	—	—	188
Net income	—	—	1,585	—	—	1,585

Balance, December 31, 2002	39,724	$149,936	$17,664	$(174)	$—	$167,426

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2000, 2001 and 2002

(In thousands)

	2000	2001	2002
Cash flows from operating activities:
Net income	$28,072	$10,994	$1,585
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary gain	—	—	(6,296)
Depreciation and amortization on property, plant and equipment	5,500	8,294	8,761
Net loss on sale of property, plant and equipment	175	158	30
Amortization of goodwill and other intangible assets	4,810	4,808	1,202
Amortization of deferred stock-based compensation	42	52	54
Amortization and write-off of deferred retention bonus	5,470	—	—
Amortization and write-off of debt issuance costs	4,396	41	105
Non-cash interest imputed on long-term subordinated liabilities	476	—	—
Loss on early retirement of subordinated liabilities	6,266	—	—
Non-cash compensation expense related to issuance of common stock to employees	1,133	—	—
Non-cash restructuring charge for impairment of building and equipment	—	—	1,838
Deferred income taxes	(8,828)	2,513	3,004
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable, net	(12,667)	22,482	3,422
Inventories, net	(901)	3,767	1,796
Prepaid expenses and other	(99)	154	(1,817)
Income taxes receivable	533	(4,311)	(254)
Debt issuance costs	(212)	—	—
Accounts payable	3,483	(4,123)	(3,171)
Income taxes payable	3,256	(3,256)	—
Accrued salaries, wages and benefits and other accrued expenses	2,787	(3,328)	(248)

Net cash provided by operating activities	43,692	38,245	10,011

Cash flows from investing activities:
Purchase of property, plant and equipment and equipment deposits	(24,099)	(13,281)	(7,674)
Acquisition of Advanced Circuits	—	—	(860)
Proceeds from sale of property, plant and equipment	20	105	17

Net cash used in investing activities	(24,079)	(13,176)	(8,517)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	59,000	—	—
Principal payments on long-term debt	(151,793)	(10,687)	(22,625)
Sale of common stock for cash, net of offering costs	91,650	—	15,283
Proceeds from exercise of common stock options	308	814	471
Shares repurchased in stock buyback plan	—	—	(234)
Payments on deferred retention bonus payable	(10,800)	—	—

Net cash used in financing activities	(11,635)	(9,873)	(7,105)

Net increase (decrease) in cash and cash equivalents	7,978	15,196	(5,611)
Cash and cash equivalents at beginning of year	1,316	9,294	24,490

Cash and cash equivalents at end of year	$9,294	$24,490	$18,879

Supplemental cash flow information:
Cash paid for interest	$10,905	$2,663	$1,060
Cash paid (refunded) for income taxes	525	11,103	(5,104)

See accompanying notes to consolidated financial statements.

TTM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

(Dollars and shares in thousands, except per share data)

(1) Nature of Operations and Basis of Presentation

        TTM Technologies, Inc. (the "Company"), formerly Pacific Circuits, Inc., was incorporated under the laws of the State of Washington on March 20, 1978. In July 1999, Power Circuits, Inc. was acquired and on December 26, 2002, Honeywell Advanced Circuits, Inc. ("Advanced Circuits") was acquired, and both became wholly-owned subsidiaries of TTM Technologies, Inc. TTM Technologies, Inc. and its wholly-owned subsidiaries are collectively referred to as "the Company." The Company is a manufacturer of complex printed circuit boards used in sophisticated electronic equipment. The Company sells to a variety of customers located both within and outside of the United States of America.

(2) Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include the accounts of TTM Technologies, Inc. and its wholly-owned subsidiaries, Power Circuits, Inc and TTM Advanced Circuits, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

        The Company derives its revenue primarily from the sale of printed circuit boards using customer supplied engineering and design plans and recognizes revenues when persuasive evidence of a sales arrangement exists, title and risk of loss has transferred, and collectibility is reasonably assured—generally when products are shipped to the customer. The Company provides its customers a limited right of return for defective printed circuit boards. The Company accrues an estimated amount for sales returns and allowances at the time of sale based on historical information. For the years ended December 31, 2000, 2001 and 2002, the provision for sales returns was less than 2% of gross sales.

        Shipping and handling fees are included as part of net sales. The related freight costs and supplies associated with shipping products to customers are included as a component of cost of goods sold.

Cash and Cash Equivalents

        The Company considers highly liquid investments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest-bearing bank accounts and short-term debt securities. As of December 31, 2001 and 2002, the Company had $17,038 and $16,258, respectively, in short-term interest-bearing securities.

Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Provision is made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories as of December 31, 2001 and 2002 consist of the following:

	2001	2002
Raw materials	$1,839	$2,956
Work-in-process	1,107	5,459
Finished goods	180	2,070

	$3,126	$10,485

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings and improvements	10-40 years
Machinery and equipment	5-10 years
Furniture and fixtures	5-7 years
Automobiles	5 years

        Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in the determination of income. Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

Debt Issuance Costs

        Debt issuance costs are amortized to expense over the period of the underlying indebtedness using the effective interest rate method, adjusted to give effect to any early repayments. During 2000, the Company repaid certain indebtedness in connection with a refinancing. Accordingly, unamortized deferred debt issuance costs were written off in 2000 and classified as part of the extraordinary loss on early extinguishment of debts (see Note 4). During 2002, the Company repaid indebtedness in connection with the acquisition of Advanced Circuits and wrote off $63 of unamortized debt issuance costs.

Goodwill and Other Intangible Assets

        Goodwill and other intangibles resulted from the Company's acquisition of Power Circuits in July 1999. Other intangibles consist of strategic customer relationships and are being amortized using the straight-line method over 15 years which results in amortization expense of approximately $1,202 each year. Prior to fiscal 2002, goodwill was amortized over 20 years.

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill. Instead, goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate a potential impairment exists. Upon adoption of SFAS No. 142, the Company performed an impairment test and determined that no impairment existed. In addition, during the fourth quarter of 2002 given the continued decline in the operating profitability of the business, the Company performed an impairment test and concluded that no impairment existed. There can be no assurance that future impairment tests will not result in an impairment charge to earnings.

        As required by SFAS No. 142, the following transitional disclosures are provided to demonstrate the result of operations as if the provisions of SFAS No. 142 would have been in effect at the beginning of 2000:

	2000	2001	2002
Reported income (loss) before income taxes and extraordinary item	$32,964	$17,183	$(6,989)
Add back: goodwill amortization	3,606	3,606	—

Adjusted income (loss) before income taxes and extraordinary item	36,570	20,789	(6,989)
Adjusted income tax (provision) benefit	602	(7,487)	2,278

Adjusted income (loss) before extraordinary item	37,172	13,302	(4,711)
Extraordinary item	(6,792)	—	6,296

Adjusted net income	$30,380	$13,302	$1,585

Basic Earnings Per Share:
Reported income (loss) before extraordinary item	$1.09	$0.29	$(0.12)
Goodwill amortization, net of income tax	0.07	0.06	—

Adjusted income (loss) before extraordinary item	1.16	0.35	(0.12)
Extraordinary item	(0.21)	—	0.16

Adjusted net income	$0.95	$0.35	$0.04

Diluted Earnings Per Share:
Reported income (loss) before extraordinary item	$1.02	$0.28	$(0.12)
Goodwill amortization, net of income tax	0.07	0.06	—

Adjusted income (loss) before extraordinary item	1.09	0.34	(0.12)
Extraordinary item	(0.20)	—	0.16

Adjusted net income	$0.89	$0.34	$0.04

Impairment of Long-lived Assets

        Long-lived tangible assets and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset or asset groups may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment is based upon the difference between the asset's carrying value and fair value.

Imputed Interest Expense

        Interest was imputed on long-term debt obligations where it had been determined that the contractual interest rates were below the market rate for debt with similar risk characteristics. In addition, a discount from the face amount of notes, resulting from allocating proceeds between debt and equity instruments issued, was recorded as interest expense over the term of the debt. All debt obligations for which interest was imputed were paid off in September 2000 (see Note 5). For the year ended December 31, 2000, non-cash interest expense for these obligations was as follows:

Deferred retention bonus	$244
Senior subordinated notes	150
Subordinated notes	82

$476

Income Taxes

        The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statements and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. Deferred tax assets are reviewed for recoverability and valuation allowances are provided if necessary.

Derivative Financial Instruments

        The Company had an interest rate swap outstanding with a bank that expired on December 31, 2001. The swap agreement was a cash flow hedge as it provided for payment of a fixed rate of interest, which was hedging against changes in the amount of future cash flows associated with variable interest obligations.

Earnings Per Share

        Basic earnings per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share ("Diluted EPS") reflect the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock.

        The following is a reconciliation of the numerator and denominator used to calculate Basic EPS and Diluted EPS for the years ended December 31, 2000, 2001 and 2002:

	2000			2001			2002
	Net Income	Shares	Per share	Net Income	Shares	Per Share	Net Income	Shares	Per Share
Basic EPS	$28,072	31,919	$0.88	$10,994	37,482	$0.29	$1,585	39,511	$0.04
Effect of options and warrants		2,247			1,417			—

Diluted EPS	$28,072	34,166	$0.82	$10,994	38,899	$0.28	$1,585	39,511	$0.04

        Stock options to purchase 451 and 2,881 shares of common stock at December 31, 2001 and 2002, respectively, were not considered in calculating Diluted EPS because the effect would be anti-dilutive.

Concentration of Credit Risk

        In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer and electronics instrumentation industries, and some of which are located outside the United States. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company makes judgments as to its ability to collect outstanding trade receivables when collection becomes doubtful. Provisions are made based upon a specific review of significant outstanding invoices, historical collection experience and current economic trends.

        As of December 31, 2001, five customers in the aggregate accounted for 30% of total accounts receivable. As of December 31, 2002 three customers in the aggregate accounted for 24% of total accounts receivable. For the year ended December 31, 2000, two customers accounted for 14% and 13% of net sales. For the year ended December 31, 2001, one customer accounted for 11% of net sales. For the year ended December 31, 2002 one customer accounted for 8% of the Company's net sales and the ten largest customers accounted for 42% of the Company's net sales. If any one or group of these customers were lost or their receivable balances should be deemed to be uncollectible, it would have a material adverse effect on the Company's financial condition and results of operations.

Stock-Based Compensation

        The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 and the related interpretations and provides pro forma disclosures as required by SFAS No. 123. Had compensation cost been determined in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2000, 2001 and 2002, would have been changed to the following pro forma amounts:

	2000	2001	2002
Net income (loss):
As reported	$28,072	$10,994	$1,585
Add: Amortization of deferred compensation	16	63	54
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(195)	(1,742)	(2,107)

Pro forma	27,893	9,315	(468)

Basic earnings per share:
As reported	$0.88	$0.29	$0.04
Pro forma	0.87	0.25	(0.01)
Diluted earnings per share:
As reported	0.82	0.28	0.04
Pro forma	0.82	0.24	(0.01)

        For pro forma disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants during 2000, 2001 and 2002: zero dividend yield for all years; 163% expected volatility for 2000, 138% expected volatility for 2001 and 119% expected volatility for 2002; risk-free interest rate of 5.4% for 2000, 4.7% for 2001 and 3.9% for 2002; and expected life of 6.3 years for 2000, 5.0 years for 2001 and 5.0 years for 2002. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the vesting term of the respective stock options.

Recent Accounting Pronouncements

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the asset is placed in service. When the liability is initially recorded, entities capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, entities either settle the obligation for its recorded amount or incur a gain or loss upon settlement. This statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of this statement will have a significant impact on its results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 recognizes that the use of debt extinguishments can be a part of the risk management strategy of a company and hence, the classification of all early extinguishments of debt as an extraordinary item may no longer be appropriate. In addition, the Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Provisions of this Statement, as they relate to Statement No. 13, are to be effective for transactions occurring after May 15, 2002. Provisions, which relate to Statement No. 4, are effective for fiscal years beginning after May 15, 2002. The Company will consider the reclassification of loss on the early extinguishment of debt for the 1999 and 2000 periods upon adopting the provisions which relate to Statement No. 4 beginning in 2003. There was no impact of adopting the other provisions of this statement.

        In July 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." Under Statement No. 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the entity to transfer or use assets (i.e., when an event leaves the company little or no discretion to avoid transferring or using the assets in the future). Under previous accounting rules, if a company's management approved an exit plan, the company generally could record the costs of that plan as a liability on the approval date, even if the company did not incur the costs until a later date. Under Statement No. 146, some of those costs might qualify for immediate recognition, others might be spread over one or more quarters, and still others might not be recorded until incurred in a much later period. We are currently reviewing the standard, which is effective for periods beginning after December 31, 2002, and do not expect it to have a significant impact on our results of operations or financial position.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FASB Statement No. 123, Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock- based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company has elected to continue using the intrinsic method of accounting for employee stock-based compensation. Therefore, SFAS No. 148 will not have any effect on the Company's results of operations and financial position.

        In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. Guarantees are required to be disclosed in the notes to the financial statements starting with the period ending after December 15, 2002. For certain guarantees issued after December 31, 2002, the fair value of the obligation must be reported on the balance sheet. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations and financial position.

        In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses the consolidation by business enterprises of variable interest entities as defined therein and applies immediately to variable interests in variable interest entities created or obtained after January 31, 2003. The Company is currently assessing this pronouncement to determine its impact on the Company.

Fair Value of Financial Instruments

        The carrying amounts of assets and liabilities as reported on the balance sheets at December 31, 2001 and 2002, which qualify as financial instruments, approximate fair value.

(3) Acquisition of Advanced Circuits

        On December 26, 2002, the Company acquired the stock of Advanced Circuits from Honeywell International, Inc. ("Honeywell"). The purchase price was one dollar. The total cost of the acquisition, including transaction fees and expenses, was approximately $860. The acquisition was accounted for under the purchase method of accounting. Accordingly, results of operations of Advanced Circuits are included in the accompanying consolidated financial statements from the date of acquisition. The total extraordinary gain recorded in connection with this acquisition was approximately $6,296. The fair value of the net assets acquired exceeded the cost to purchase Advanced Circuits, resulting in negative goodwill. In accordance with SFAS No. 141, the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets except current assets and deferred income taxes. The remaining unallocated negative goodwill was recorded as an extraordinary gain.

        The following sets forth the preliminary allocation, after reducing the applicable assets to zero for the effect of negative goodwill, as of December 26, 2002:

Accounts receivable, net	$10,126
Inventories, net	9,156
Other current assets	1,001
Property, plant and equipment	—
Deferred income tax assets, net	—
Intangible assets	—
Accounts payable	(9,850)
Accrued expenses	(1,122)
Customer rebate obligation	(3,015)

Extraordinary gain	$6,296

        In connection with the acquisition, the Company was entitled to a reimbursement from Honeywell if Advanced Circuit's working capital, as defined in the agreement, was less than $13,900. At the closing date, the working capital was less than $13,900, and the Company has made a claim against Honeywell which is reflected as part of other current assets in the preceding table. Additionally, between December 26 and December 31, 2002, Honeywell collected approximately $689 of the accounts receivable purchased by the Company. Honeywell remitted these collections to the Company subsequent to December 31, 2002. Both the claim against Honeywell and Honeywell's collections of accounts receivable purchased by the Company are reflected as prepaid expenses and other in the accompanying December 31, 2002 consolidated balance sheet.

        Also in connection with the acquisition, the Company became contractually responsible for a rebate obligation to one of Advanced Circuit's customers. Honeywell is responsible to reimburse the Company quarterly for a portion of the rebate obligation when invoiced by the Company. The rebate is based on a percent of net sales to this customer. The Company estimated the amount and timing of future net sales to this customer and applied a five percent discount rate to reflect the net present value of the estimated rebates over the period of time in which the rebates are expected to be paid. The long-term and current portions of the rebate are carried as other long-term liabilities and other accrued expenses, respectively in the accompanying consolidated balance sheet. Based on the future net sales experience with this customer and periodic reviews of the estimation methodology, the Company may revise its estimate of this obligation.

        The Company is in the process of determining the tax basis of the assets acquired and liabilities assumed and believes that such tax information and analysis will be completed by the end of 2003. Although the Company expects that acquired net deferred income tax assets will exist, given the uncertainty of the ultimate realization of these assets, it also expects to record a valuation allowance for the acquired net deferred income tax assets. Subsequent recognized tax benefits relating to valuation allowance for any acquired deferred tax assets of Advanced Circuits will be allocated as follows: 1) for any tax benefits recognized in 2003, to increase the extraordinary gain related to negative goodwill and 2) reported as a reduction of income tax expense for any tax benefits recognized subsequent to 2003.

        In connection with the acquisition, the Company entered into a transition services agreement with Honeywell, whereby Honeywell will continue to provide some of the infrastructure services such as various information systems assistance, payroll processing and employee benefits programs that had been previously provided to Advanced Circuits for approximately 90 days. The Company has agreed to pay approximately $43 per month for services under the transition services agreement.

        The unaudited pro forma information below presents the results of operations for the years ended December 31, 2001 and 2002 as if the Advanced Circuits acquisition occurred at the beginning of 2001, after giving effect to certain adjustments (to remove expenses related to assets not acquired and liabilities not assumed and interest expense and amortization of deferred financing costs related to the incremental pay down of debt and the related income tax effects.) The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 2001 or of the results which may occur in the future.

	2001	2002
Net sales	$361,169	$220,567
Loss before extraordinary item	(22,377)	(59,909)
Basic and diluted loss per share before extraordinary item	$(0.60)	$(1.52)

(4) Restructuring Charges

        During the second quarter of 2002, the Company reduced its labor force at its Burlington, Washington facility. During the fourth quarter of 2002, the Company consolidated manufacturing capabilities by closing its Burlington, Washington facility to better manage and control its business. As a result, the Company recorded $3,859 in total restructuring charges in 2002, of which $529 remained accrued as of December 31, 2002 in other accrued expenses. These charges included the impairment of the building, property and equipment of $1,838, employee termination and severance of $1,459 and other exit costs of $562 associated with the facility closure. The Company terminated a total of 193 employees which were primarily involved in the manufacturing process. During 2002, the Company designated building and equipment with a remaining net book value of $2,797 as assets held for sale. These assets have been stated at their estimated fair value less selling costs and an active plan to sell these assets was in place as of December 31, 2002.

	Severance	Other Exit Charges	Impairment Charge	Total
2002 Charge	$1,459	$562	$1,838	$3,859
Utilization	1,134	358	1,838	3,330

Accrued at December 31, 2002	$325	$204	$—	$529

        Due to the inherent uncertainty of the estimates involved, the value of the assets held for sale could change in the near term which could result in an additional impairment charge.

(5) Long-Term Debt and Other Obligations

        In September 2000, the Company entered into an amended and restated agreement to refinance all remaining amounts outstanding under its 1999 credit facility. Under the amended and restated senior credit facility ("Credit Facility"), the Company borrowed $45,000 under a term loan and entered into a $25,000 revolving loan commitment.

        The term loan is payable in varying quarterly installments with the final maturity in September 30, 2005. On December 30, 2002, a prepayment was made on the term loan of $14,469 in connection with the closing of the acquisition of Advanced Circuits. As of December 31, 2001 and 2002, the Company had $32,625 and $10,000, respectively, outstanding on the term loan. As of December 31, 2001and 2002, the Company did not have any balance outstanding on the revolving loan. The revolving loan commitment expires on September 29, 2005. Interest on the revolving loan and the term loan ranges from LIBOR plus 1% to LIBOR plus 2%, or the Alternate Base Rate to the Alternate Base Rate plus 0.5%. The amount added to the LIBOR rate or the Alternate Base Rate varies depending upon the Company's leverage ratios as defined in the agreement. At December 31, 2002, the term loan and the revolving loan had an interest rate of 3.15%. The Company pays a quarterly commitment fee ranging from 0.30% to 0.45% on the unused revolving commitment amount. The term loan and the revolving loan are secured by substantially all of the assets of the Company. In connection with the Credit Facility, the Company incurred debt issuance costs of approximately $206, which were capitalized and are amortized to expense over the period of the underlying indebtedness.

        The Credit Facility, as amended, contains certain financial and other covenants. These covenants include capital expenditure limits, leverage and fixed charge coverage ratios, consolidated EBITDA and various other covenants. At December 31, 2002, the Company was in compliance with these covenants. In connection with the closing of the acquisition of Advanced Circuits, the Company obtained its lenders' consent as required by its Credit Facility. Under the terms of the consent, the Company agreed to limit its borrowings under the revolving loan commitment to $10,000 until the Credit Facility can be amended to subject the revolving loan commitment to a borrowing base. At December 31, 2002, the Company's available borrowing capacity under the Credit Facility was $10,000. The Company expects to conclude the amendment to the Credit Facility with its lenders in April 2003.

        The aggregate amount of principal maturities of long-term debt at December 31, 2002 are as follows:

Year Ending December 31,
2003	$2,222
2004	4,444
2005	3,334

$10,000

        On July 13, 1999, the Company issued an aggregate of $12,500 in senior subordinated notes to TCW/Crescent Mezzanine Partners II, L.P., TOW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., each of which is a shareholder, with interest at 12.0%. In connection therewith, the Company issued warrants for the purchase of 767 shares of common stock at an exercise price of $0.000026 per share. The $12,500 had been allocated between the notes and the warrants based on the relative fair values at the date of issuance. This resulted in allocating $10,481 to the notes and $2,019 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes was recorded as interest expense over the term of the notes. The Company redeemed all of the notes in September 2000 for $12,750. In addition, the warrants were exercised in September 2000. The difference between the carrying amount and the amount paid was recorded as part of the extraordinary loss on early extinguishment of debts.

        In December 1998, the Company issued subordinated notes payable of $4,000 to certain shareholders with interest at 10%. Management believed that the 10% rate was a below market rate given the related-party nature of this obligation and the rate that would be appropriate for debt with similar risk characteristics. Accordingly, interest was imputed at 20% resulting in an additional 10% interest over the stated rate on the $4,000 subordinated notes payable. In September 2000, the subordinated notes were paid off in full, the difference between the carrying amount and the amount paid was recorded as an extraordinary loss on early extinguishment of debts.

        On December 15, 1998, the Company entered into a retention bonus plan agreement, under which the Company agreed to pay a total of $12,000 to certain key employees no later than December 31, 2006. Under this agreement, the Company was required to make annual payments, similar to interest, which accrued at the rate of 10% per annum on the total unpaid balance. Management believed that the 10% rate was a below market rate given the related-party nature of this obligation and the rate that would be appropriate for debt with similar risk characteristics; accordingly, interest was imputed at 20% resulting in an additional 10% interest over the stated rate on the $12,000 obligation. In September 2000, the deferred retention bonus obligation was settled by paying $10,800. The difference between the carrying amount and the amount paid was recorded as an extraordinary loss on early extinguishment of debts.

        For the year ended December 31, 2000, the extraordinary loss, as a result of the extinguishment of debts before the contractual due date, related to the following items:

2000
Senior subordinated and subordinated notes	$3,395
Deferred retention bonus obligation	2,871
Write off of debt issuance costs related to the 1999 credit facility paid off in 2000	3,664

Total	9,930
Income tax benefit	(3,138)

$6,792

(6) Common Stock Transactions

Initial Public Offering

        The Company completed its initial public offering ("IPO") in September 2000 and sold a total of 8,625 shares, including the overallotment option of 1,125 shares, of common stock (6,469 shares sold by the Company and 2,156 shares sold by the selling shareholders) at a public offering price of $16 per share. The Company received net proceeds of approximately $91,650, after the underwriting discounts and commissions of $1.12 per share and other IPO related expenses of approximately $4,600, which includes a $2,000 financial advisory fee paid to T.C. Management Partners, L.L.C. ("T.C. Management"), T.C. Management Partners IV, L.L.C. ("T.C. Management IV"), and Brockway Moran & Partners Management, L.P. ("Brockway Moran & Partners Management"), entities owned by certain of the Company's shareholders.

Stock Split

        In connection with the IPO, the Company effected a 380 for 1 stock split and a change in the authorized common stock to 100,000 shares. This stock split has been retroactively reflected in the accompanying consolidated financial statements for the applicable period presented.

Stock Issued for Services

        In connection with the IPO, the Company granted 71 shares of common stock to employees having an aggregate fair market value of approximately $1,133. The value of these shares was recorded as non-cash compensation expense at the time the shares were issued.

Secondary Offering

        The Company completed a secondary offering in February 2002 and sold a total of 7,245 shares, including the overallotment option of 945 shares, of common stock (2,025 sold by the Company and 5,220 shares sold by the selling shareholders) at a price of $8.50 per share. The Company received net proceeds of approximately $15,283, after the underwriting discounts of

$0.446 per share and other secondary offering expenses of approximately $1,027, which includes a $258 financial advisory fee paid to T.C. Management Partners and Brockway Moran & Partners Management.

Stock Repurchase Plan

        In October of 2002, our Board of Directors authorized a repurchase of the Company's common stock up to $10,000. During the year ended December 31, 2002, the Company repurchased and retired 122 shares for a total cost of approximately $200.

(7) Income Taxes

        The components of the benefit (provision) for income taxes for the years ended December 31, 2000, 2001 and 2002 are as follows (excluding a $3,138 benefit allocated to the extraordinary items during the year ended 2000, no tax effect for the 2002 extraordinary item):

	2000	2001	2002
Current provision:
Federal	$(7,675)	$(3,674)	$5,284
State	(2)	(2)	(2)

Total current	(7,677)	(3,676)	5,282

Deferred benefit (provision):
Federal	(4,987)	(2,457)	(2,937)
State	(234)	(56)	(67)
Change in valuation allowance, excluding effect of acquisition	14,798	—	—

Total deferred	9,577	(2,513)	(3,004)

Total benefit (provision)	$1,900	$(6,189)	$2,278

        The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rates for the years ended December 31, 2000, 2001 and 2002 which are derived by dividing the (benefit) provision for income taxes by income (loss) before income taxes and extraordinary item:

	2000	2001	2002
Statutory federal income tax rate	34.0%	34.0%	(34.0)%
State income taxes, net of federal benefit and state tax credits	0.8	—	—
Change in valuation allowance, excluding effect of acquisition	(44.8)	—	—
Other	4.2	2.0	1.4

Total (benefit) provision for income taxes	(5.8)%	36.0%	(32.6)%

        The components of the net deferred tax assets as of December 31, 2001 and 2002 are as follows:

	2001	2002
Deferred tax assets:
Tax goodwill related to recapitalization	$22,064	$20,203
Property, plant and equipment basis differences	—	7,357
Reserves and accruals	94	3,196

	22,158	30,756
Less valuation allowance	—	(11,578)

	22,158	19,178

Deferred tax liabilities:
Goodwill and intangible asset amortization from Power Circuits, Inc. acquisition	(1,140)	(2,869)
Property, plant and equipment basis differences	(1,705)	—

	(2,845)	(2,869)

Net deferred income tax assets	$19,313	$16,309

Current portion	$94	$1,867
Long-term portion	19,219	14,442

        The primary deferred tax asset, tax goodwill related to recapitalization, is being amortized over a 15-year period in accordance with the provisions of the Internal Revenue Code. As a result of the Company's recapitalization in 1998, the Company became a C Corporation and the tax effect of all differences between the tax reporting and financial reporting bases of the Company's net assets was recorded as a net deferred tax asset. The most significant basis difference resulted from an Internal Revenue Code section 338(h)(10) tax election made at the time of the recapitalization. This election had the effect of characterizing the recapitalization and stock purchase as an asset purchase for income tax purposes. Therefore, the consideration paid to the former owner in excess of tax basis of the net assets was recorded as tax-deductible goodwill, even though no goodwill was reported for financial reporting purposes.

        The Company has made preliminary estimates of deferred taxes for the basis differences of the assets acquired and liabilities assumed in connection with its acquisition of Advanced Circuits (See Note 3). The Company believes that tax basis information and analysis will be finalized by the end of 2003. Adjustments to net deferred tax assets will be treated as purchase accounting adjustments in 2003.

        A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized.

        Prior to the IPO in 2000, the Company had previously determined that a valuation allowance for a portion of the net deferred tax asset was required based upon management's estimate of the Company's ability to generate future taxable income over a period, sufficient to realize deferred tax assets. As a result of completing the IPO and increased profitability, the Company reevaluated the realizability of its deferred tax asset and eliminated the previously recorded valuation allowance of $14,798 during the year ended December 31, 2000.

        In 2002, in connection with the acquisition of Advanced Circuits, the Company determined that a valuation allowance was necessary for the acquired deferred tax assets recorded in purchase accounting. It is possible that the Company's estimates could change in the near term and it may become necessary to record an additional valuation allowance in future periods, which would adversely affect the Company's results of operations.

(8) Commitments and Contingencies

Operating Leases

        The Company leased facilities and manufacturing equipment under noncancellable operating leases with terms expiring through 2018. The facilities were leased from related parties. The facilities were purchased in December 2000, which canceled the lease (see Note 10). The manufacturing equipment leases were bought out in December 2000 for $3,300. The Company leases land, a sales office and equipment under noncancellable operating leases. The land leased by the Company relates to the building in Burlington, Washington that has been classified as held for sale. As of December 31, 2002, future minimum lease payments totaled $574 and were due as follows: 2003—$118; 2004—$61; 2005—$44; 2006—$31; 2007—$17; and thereafter $303.

        Total rent expense for the years ended December 31, 2000, 2001 and 2002 was approximately $1,720, $106 and $24, respectively.

Legal Matters

        The Company was recently advised that it has been added as a defendant in a patent infringement lawsuit filed in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that the Company has infringed certain "machine vision" and other patents owned by the plaintiff and seeks injunctive relief, damages for the alleged infringements and payment of the plaintiff's attorneys' fees. Although the ultimate outcome of this matter is not currently determinable, management believes the Company has meritorious defenses to these allegations and, based in part on the licensing terms offered by the Lemelson Partnership, does not expect this litigation to materially impact the Company's results of operations, financial condition or liquidity. However, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect. Furthermore, there can be no assurance that the Company will prevail in any such litigation.

        The Company is subject to various other legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

Environmental Matters

        The process to manufacture printed circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

Cash Incentive Compensation Plan

        The Company has a cash incentive compensation plan in place to provide a means of retaining and attracting capable employees and increasing the incentive of key employees. Eligible employees receive a bonus equal to a percentage of earnings before interest, taxes and amortization ("EBITA"), as defined in the agreement. The bonus percentage, which ranges from 1.0% to 5.0%, is based upon achieving certain target levels of EBITA. The term of the agreement is for five successive one-year periods. For the years ended December 31, 2000, 2001 and 2002, $2,900, $1,000 and $0, respectively, were earned under this plan.

(9) Stock-Based Compensation Plans

        The Company has adopted the Management Stock Option Plan (the "Plan"). The Plan, as amended in 2000, provides for issuance of a maximum of 5,600 shares of the Company's common stock. Stock options may be granted as "Incentive Stock Options" (as defined by the Internal Revenue Code and awards) or nonqualified options. The exercise price is determined by the compensation committee of the Board of Directors and may not be less than the fair market value at the date of the grant. Each option and award shall vest and expire as determined by the compensation committee. Options expire no later than 10 years from the grant date. The Plan expires on December 1, 2008. A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	2,289	$2.63
Granted	851	9.49
Exercised	(117)	2.63
Forfeited	(99)	2.63

Outstanding at December 31, 2000	2,924	4.63
Granted	172	8.15
Exercised	(293)	2.77
Forfeited	(214)	2.63

Outstanding at December 31, 2001	2,589	5.24
Granted	666	5.59
Exercised	(179)	2.63
Forfeited	(195)	5.08

Outstanding at December 31, 2002	2,881	$5.49

Exercisable at December 31, 2002	1,013	$4.89

        As of December 31, 2002, 1,978 of the 2,881 options outstanding vest equally over 5 years from the grant date. Options to purchase 24 shares vest on the fifth anniversary of the date of grant.

Options to purchase 879 shares vest on the eighth anniversary of the date of grant ("Cliff Vest Options"); however, upon the occurrence of certain events including a sale of shares by the majority shareholder or a merger, a portion of these options will vest earlier based upon the annual rate of return of the common stock, as defined in the agreement.

        As a result of the Company's February 21, 2002 secondary common stock offering, 218 of the Cliff Vest Options vested.

        A summary of options outstanding and options exercisable as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 4.99	2,018	7.1	$2.66	815	$2.63
$ 5.00 - $ 9.99	212	8.3	7.24	42	7.55
$10.00 - $14.99	270	9.1	10.50	4	14.88
$15.00 and over	381	7.7	16.00	152	16.00

	2,881	7.5	$5.49	1,013	$4.89

        During the year ended December 31, 2000, the Company granted 268 options with exercise prices of $2.63 per share, which was less than the fair value of the common stock at the date of the grant. These grants resulted in deferred stock-based compensation of $322, which is being amortized on a straight-line basis over the vesting terms of the options. During the years ended December 31, 2000, 2001 and 2002, the amortization was $42, $52 and $54, respectively.

        In September 2000, the Company adopted the 2000 Equity Compensation Plan, which provides for the grant of a variety of equity-based awards, including without limitation, stock options, incentive stock options, restricted stock, stock awards and stock appreciation rights. Awards under this plan may constitute qualified performance-based compensation as defined in the Internal Revenue Code. The 2000 Equity Compensation Plan provides for the issuance of up to a maximum of 3,600 shares. This plan expires in September 2020. In connection with the IPO, the Company granted employees 71 shares of common stock under this plan and recorded non-cash compensation expense of $1,133 for the year ended December 31, 2000. No other awards have been made under this plan.

(10) Employee Benefit Plan

        On May 1, 2000, a profit sharing plan was amended and restated as a 401(k) savings plan under which all eligible full-time employees may participate. In addition, the Company's wholly-owned subsidiaries maintain a 401(k) savings plan. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for by the plans. The Company accrued contributions under these plans of $142, $141 and $207, during the years ended December 31, 2000, 2001 and 2002, respectively.

(11) Related-Party Transactions

        The Company had management agreements with T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, which required management fees totaling $600 per year, plus certain expenses and other fees. Under the agreement, T.C. Management IV and Brockway Moran & Partners Management would provide corporate finance, strategic and capital planning and other advisory services. In connection with the IPO, these agreements were amended to forego future management and consulting fees, for which the Company paid a one-time fee of $1,500. For the year ended December 31, 2000, expenses recorded under the agreements were $2,150.

        In connection with the IPO, the Company paid T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, a $2,000 financial advisory fee which was accounted for as an offering cost and reflected as a reduction of the IPO proceeds (see Note 6). The Company is also obligated to pay T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, a financial advisory fee of 1.5% of the first $50,000 of the proceeds or value of any transaction with respect to which the three entities render financial advisory services to the Company, and 1% of any amount of proceeds or value in excess of $50,000.

        In connection with the purchase of Advanced Circuits, the Company paid T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, a $500 financial advisory fee and $40 for certain out-of-pocket expenses which were accounted for as direct acquisition costs.

        During 2002, the Company had a consulting and management services agreement with an entity controlled by Kenneth L. Shirley, a former director of the Company. The former director, through the entity, provided certain management and consulting services typical of those provided by a chief operating officer. The Company paid approximately $168 for these services.

        The Company had issued subordinated notes payable to shareholders which were paid off with proceeds from the IPO (see Note 5).

        The Company leased facilities from Harbor Building, LLC, a business owned by the former owners of Power Circuits, Inc. and existing shareholders and employees of the Company. Total rent expense for the year ended December 31, 2000 was $329. In December 2000, the Company exercised an option to purchase the facilities for approximately $3,413. During the year ended December 31, 2001 an additional $106 was paid per prior rental agreements.

(12) Preferred Stock

        The board of directors has the authority, without action to stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. As of December 31, 2002, no shares of preferred stock are outstanding.

(13) Foreign Sales

        Sales representing more than 1% of the Company's net sales by country for the years ended 2000, 2001 and 2002, are as follows:

	2000	2001	2002
United States	$191,685	$120,486	$83,541
Canada	1,079	1,696	1,095
England	2,846	681	572
Singapore	3,996	375	215
China	2,711	4,019	—
Malaysia	—	—	1,661
Mexico	529	1,022	167
Other	883	710	1,738

Total	$203,729	$128,989	$88,989

(14) Quarterly Financial Information (Unaudited)

        The Company uses a 13-week fiscal quarter accounting period with the first quarter ending on the Monday closest to April 1 and the fourth quarter always ending on December 31. The first and fourth quarters of 2000, 2001, and 2002 contained 94 and 90 days, 92 and 91 days, and 91 and 92 days, respectively.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001:
Net sales	$46,001	$30,666	$26,895	$25,427
Gross profit	18,296	7,761	5,874	4,823
Net income	7,562	2,178	979	275
Net income per share:
Basic	$0.20	$0.06	$0.03	$0.01
Diluted	$0.19	$0.06	$0.03	$0.01
Year Ended December 31, 2002:
Net sales	$23,734	$23,287	$20,557	$21,411
Gross profit	2,347	1,960	2,841	2,352
Loss before extraordinary item	(278)	(1,284)	(369)	(2,780)
Net income (loss)	(278)	(1,284)	(369)	3,516
Loss per share before extraordinary item:
Basic and diluted	$(0.01)	$(0.03)	$(0.01)	$(0.07)
Net income (loss) per share:
Basic and diluted	$(0.01)	$(0.03)	$(0.01)	$0.09

TTM TECHNOLOGIES, INC.

Unaudited Consolidated Condensed Balance Sheets
As of December 31, 2002 and June 30, 2003
(In thousands)

	December 31, 2002	June 30, 2003
Assets
Current assets:
Cash and cash equivalents	$18,879	$32,000
Accounts receivable, net of allowances of $4,008 and $4,008, respectively	17,913	16,546
Inventories, net	10,485	8,073
Prepaid expenses and other	3,083	1,120
Assets held for sale	2,797	2,786
Income taxes receivable	5,230	—
Deferred income taxes	1,867	1,616

Total current assets	60,254	62,141

Property, plant and equipment:
Property, plant and equipment, at cost	72,948	72,637
Less accumulated depreciation	(27,379)	(29,863)

Property, plant and equipment, net	45,569	42,774

Other assets:
Debt issuance costs, net	49	228
Deferred income taxes	14,442	14,918
Goodwill, net	63,153	63,153
Intangibles, net of accumulated amortization of $4,164 and $4,765, respectively	13,865	13,614
Deposits and other	174	573

Total other assets	91,683	92,486

	$197,506	$197,401

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$2,222	$4,444
Accounts payable	12,540	9,807
Accrued salaries, wages and benefits	3,773	5,782
Other accrued expenses	1,314	1,465

Total current liabilities	19,849	21,498

Other long-term liabilities, less current portion	2,453	2,233
Long-term debt, less current maturities	7,778	5,556

Total long-term liabilities	10,231	7,789

Shareholders' equity:
Common stock, no par value; 100,000 shares authorized, 39,724 and 39,869 shares issued and outstanding, respectively	149,936	150,317
Retained earnings	17,664	17,946
Deferred stock-based compensation	(174)	(149)

Total shareholders' equity	167,426	168,114

	$197,506	$197,401

See accompanying notes to unaudited consolidated condensed financial statements.

TTM TECHNOLOGIES, INC.

Unaudited Consolidated Condensed Statements of Operations
For the Quarter and Two Quarters Ended July 1, 2002 and June 30, 2003
(In thousands, except per share data)

	Quarter Ended		Two Quarters Ended
	July 1, 2002	June 30, 2003	July 1, 2002	June 30, 2003
Net sales	$23,287	$41,047	$47,021	$80,681
Cost of goods sold	21,095	34,601	42,234	69,709

Gross profit	2,192	6,446	4,787	10,972

Operating expenses:
Selling and marketing	1,591	2,644	3,246	5,189
General and administrative	1,272	2,766	2,097	5,580
Amortization of intangibles	301	301	601	601
Restructuring charges	907	—	907	203

Total operating expenses	4,071	5,711	6,851	11,573

Operating income (loss)	(1,879)	735	(2,064)	(601)

Other income (expense):
Interest expense	(275)	(152)	(542)	(307)
Amortization of debt issuance costs	(11)	(23)	(21)	(39)
Other, net	255	88	308	165

Total other expense, net	(31)	(87)	(255)	(181)

Income (loss) before income taxes and extraordinary item	(1,910)	648	(2,319)	(782)
Income tax benefit (provision)	626	(216)	757	240

Income (loss) before extraordinary item	(1,284)	432	(1,562)	(542)
Extraordinary gain	—	—	—	824

Net income (loss)	$(1,284)	$432	$(1,562)	$282

Basic and diluted earnings per share:
Income (loss) before extraordinary item	$(0.03)	$0.01	$(0.04)	$(0.01)
Extraordinary item	—	—	—	0.02

Net income (loss)	$(0.03)	$0.01	$(0.04)	$0.01

See accompanying notes to unaudited consolidated condensed financial statements.

TTM TECHNOLOGIES, INC.

Unaudited Consolidated Condensed Statements of Cash Flows
For the Two Quarters Ended July 1, 2002 and June 30, 2003
(In thousands)

	Two Quarters Ended
	July 1, 2002	June 30, 2003
Cash flows from operating activities:
Net income (loss)	$(1,562)	$282
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	—	(824)
Depreciation on property, plant and equipment	4,630	3,893
Net loss (gain) on sale of property, plant and equipment	32	(81)
Amortization of other intangible assets	601	601
Other amortization	50	141
Deferred income taxes	1,820	(225)
Changes in operating assets and liabilities:
Accounts receivable, net	1,010	1,286
Inventories, net	(130)	2,483
Prepaid expenses and other	(64)	2,533
Income taxes receivable	1,052	5,230
Accounts payable	(1,879)	(2,129)
Accrued salaries, wages and benefits and other accrued expenses	221	1,523

Net cash provided by operating activities	5,781	14,713

Cash flows from investing activities:
Purchase of property, plant and equipment and equipment deposits	(2,648)	(1,682)
Purchase of intangibles	—	(350)
Proceeds from sale of property, plant and equipment	12	276

Net cash used in investing activities	(2,636)	(1,756)

Cash flows from financing activities:
Principal payments on long-term debt	(3,938)	—
Sale of common stock for cash, net of offering costs	15,283	—
Proceeds from exercise of common stock options	439	381
Debt issuance costs	—	(217)

Net cash provided by financing activities	11,784	164

Net increase in cash and cash equivalents	14,929	13,121
Cash and cash equivalents at beginning of period	24,490	18,879

Cash and cash equivalents at end of period	$39,419	$32,000

Supplemental cash flow information:
Cash paid for interest	$482	$209
Cash refunded from income taxes	$(3,652)	$(5,705)

See accompanying notes to unaudited consolidated condensed financial statements.

TTM TECHNOLOGIES, INC.

Notes to Unaudited Consolidated Condensed Financial Statements

(Dollars and shares in thousands, except per share data)

(1) Basis of Presentation

        The accompanying consolidated condensed financial statements have been prepared by TTM Technologies, Inc. (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These consolidated condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments), which in the opinion of management, are necessary to present fairly the financial position, the results of operations and cash flows of the Company for the periods presented. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's most recent Annual Report on Form 10-K. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. The Company uses a 13-week fiscal quarter accounting period with the first quarter ending on the Monday closest to April 1 and the fourth quarter always ending on December 31. The second fiscal quarters 2002 and 2003 each contained 91 days. The two fiscal quarters ended July 1, 2002 and June 30, 2003 contained 182 and 181 days, respectively.

        Expenditures for information technology salaries and expenses for the second fiscal quarter and two fiscal quarters ended July 1, 2002 have been reclassified from cost of goods sold to general and administrative expenses to conform to the 2003 presentation.

(2) Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Provision is made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories as of December 31, 2002 and June 30, 2003 consist of the following:

	December 31, 2002	June 30, 2003
Raw materials	$2,956	$2,062
Work-in-process	5,459	4,283
Finished goods	2,070	1,728

	$10,485	$8,073

(3) Earnings Per Share

        Basic earnings per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share ("Diluted EPS") reflect the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The following is a reconciliation of the numerator and denominator used to calculate Basic EPS and Diluted EPS for the quarter and two quarters ended July 1, 2002 and June 30, 2003:

	Quarter Ended July 1, 2002			Quarter Ended June 30, 2003
	Net Loss	Shares	Per Share	Net Income	Shares	Per Share
Basic EPS	$(1,284)	39,831	$(0.03)	$432	39,854	$0.01
Effect of options and warrants		—			695

Diluted EPS	$(1,284)	39,831	$(0.03)	$432	40,549	$0.01

	Two Quarters Ended July 1, 2002			Two Quarters Ended June 30, 2003
	Net Loss	Shares	Per Share	Net Income	Shares	Per Share
Basic EPS	$(1,562)	39,217	$(0.04)	$282	39,808	$0.01
Effect of options and warrants		—			—

Diluted EPS	$(1,562)	39,217	$(0.04)	$282	39,808	$0.01

        The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on earnings per common share. Accordingly, during periods for which the Company has a loss before extraordinary items, the impact from the assumed exercise of stock options is not considered. In addition, for the fiscal quarter ended June 30, 2003, options to purchase 1,038 shares of common stock were not considered because the exercise price of the options was greater than the average fair value of common stock during the period.

(4) Concentration of Credit Risk

        In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer and electronic manufacturing services industries, and some of which are located outside the United States. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company makes judgments as to its ability to collect outstanding trade receivables when collection becomes doubtful. Provisions are made based upon a specific review of significant outstanding invoices, historical collection experience and current economic trends.

        As of July 1, 2002, five customers in the aggregate accounted for 31% of total accounts receivable. As of June 30, 2003, five customers in the aggregate accounted for 53% of total accounts receivable. For the quarter and two quarters ended July 1, 2002, no customer accounted for more than 10% of net sales. For the quarter and two quarters ended June 30, 2003, two customers accounted for 25% and 13% and 22% and 15% of net sales, respectively. For the quarters ended July 1, 2002 and June 30, 2003, the Company's net sales to its ten largest customers accounted for 42% and 65% of its net sales, respectively. For the two quarters ended July 1, 2002 and June 30, 2003, the Company's net sales to its ten largest customers accounted for 42% and 65% of its net sales, respectively. If any one or group of these customers were lost or their receivable balances should be deemed to be uncollectible, it would have a material adverse effect on the Company's financial condition and results of operations.

(5) Acquisition of Advanced Circuits, Inc.

        On December 26, 2002, the Company acquired the stock of Honeywell Advanced Circuits, Inc. ("Advanced Circuits") from Honeywell International, Inc. ("Honeywell"). The acquisition was accounted for under the purchase method of accounting. The fair value of the assets received exceeded the costs to purchase resulting in negative goodwill. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets. The Company recorded its preliminary purchase accounting allocation in the fourth fiscal quarter 2002 which resulted in the Company recording an extraordinary gain of $6,296. During the two quarters ended June 30, 2003, the Company continued to evaluate the fair market value of assets acquired and liabilities assumed as well as certain contingencies. For the two quarters ended June 30, 2003, the Company recorded an additional extraordinary gain of $824. The extraordinary gain was composed primarily of a working capital adjustment as defined in the purchase agreement and certain other adjustments to the fair market value of assets acquired and liabilities assumed. The Company will continue its evaluation during the remainder of 2003 and may make further purchase accounting adjustments if appropriate.

        In connection with the acquisition, the Company was entitled to a reimbursement from Honeywell if Advanced Circuits' working capital, as defined in the agreement, was less than $13,900. At the closing date, the working capital was less than $13,900. The Company settled its claim against the seller in the amount of $1,400 for the working capital shortfall, which amount was $570 in excess of the estimated settlement as of December 31, 2002.

        The unaudited pro forma information below presents the results of operations for the quarter and two quarters ended July 1, 2002 as if the Advanced Circuits acquisition occurred at the beginning of 2002, after giving effect to certain adjustments (to remove expenses related to assets not acquired and liabilities not assumed and interest expense and amortization of deferred financing costs related to the incremental pay down of debt and the related income tax effects). The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 2002 or of the results which may occur in the future.

Quarter Ended July 1, 2002
Net sales	$53,710
Net loss	(41,240)
Basic and diluted loss per share	$(1.04)
Two Quarters Ended July 1, 2002
Net sales	$121,833
Net loss	(46,138)
Basic and diluted loss per share	$(1.18)

(6) Restructuring Charges

        During the fourth quarter of 2002, the Company consolidated manufacturing capabilities by closing its Burlington, Washington facility to better manage and control its business. The building and equipment are currently held for sale and recorded at their estimated fair value less selling costs. Due to the inherent uncertainty of the estimates involved, the value of the assets held for sale could change in the near term which could result in an additional impairment charge. During the quarter ended March 31, 2003, a $203 restructuring charge was taken for severance and other exit charges primarily in connection with the lay off of 45 employees at the Company's Redmond, Washington facility. The chart below shows the additions to and utilization of the accrued restructuring charges during the two quarters ended June 30, 2003.

	Severance	Other Exit Charges	Total
Balance December 31, 2002	$325	$204	$529
Restructuring charges	200	3	203
Utilization	(525)	(71)	(596)

Balance June 30, 2003	$—	$136	$136

(7) Long-Term Debt and Other Obligations

        The Company entered into an amendment of its senior credit facility ("Credit Facility") as of April 30, 2003 to reschedule the payments of its remaining $10,000 term loan to nine equal quarterly installments beginning September 30, 2003; establish a borrowing base for its $25,000 revolving loan facility based upon accounts receivable and inventory; change the interest rates on the term loan and revolving loan facility to rates ranging from LIBOR plus 1.5% to 2.5% or the Alternate Base Rate (as defined in the Credit Facility) plus 0.5% to 1.0%; and modify certain of its financial covenants. The amount added to the LIBOR rate or the Alternative Base Rate varies depending upon the Company's leverage ratio as defined in the agreement. The revolving loan facility final maturity date of September 29, 2005 remained unchanged. As of June 30, 2003, no amounts were outstanding under the revolving loan facility. As of June 30, 2003, the Company had $10,204 of available borrowing capacity under its revolving loan facility.

        During the two quarters ended June 30, 2003, the Company incurred additional debt issuance costs of $217 in connection with the amendment to the Credit Facility discussed in the preceding paragraph. These additional costs are being amortized over the remaining life of the Credit Facility.

(8) Common Stock and Stock Options

        The Company's Board of Directors authorized a repurchase program for its common stock of up to $10,000 in October 2002. This plan authorizes purchases in the open market or in private transactions. The Company had authorization for $9,766 of common stock under the program at December 31, 2002 and June 30, 2003. The Company did not repurchase any of its common stock during the two quarters ended June 30, 2003.

        The Company applies the intrinsic-value-based method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, compensation expense is generally recognized only when options are granted with a discounted exercise price. Any resulting compensation expense is recognized ratably over the associated service period, which is generally the option vesting term. Under SFAS No. 123, "Accounting for Stock-Based Compensation," compensation cost is recognized for the fair market value of each option as estimated on the date of grant using the Black-Scholes option-pricing model.

        SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure," amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require new prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to adopt the "disclosure only" provisions of SFAS No. 148.

        If compensation expense for all stock options had been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings per share for the quarter and two quarters ended July 1, 2002 and June 30, 2003 would have been as follows:

	Quarter Ended
	July 1, 2002	June 30, 2003
Net income (loss):
As reported	$(1,284)	$432
Add: Amortization of deferred compensation	13	13
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(524)	(584)

Pro forma	$(1,795)	$(139)

Basic and diluted earnings per share:
As reported	$(0.03)	$0.01
Pro forma	(0.05)	(0.00)
	Two Quarters Ended
	July 1, 2002	June 30, 2003
Net income (loss):
As reported	$(1,562)	$282
Add: Amortization of deferred compensation	29	26
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1,003)	(1,196)

Pro forma	$(2,536)	$(888)

Basic and diluted earnings per share:
As reported	$(0.04)	$0.01
Pro forma	(0.06)	(0.02)

        For pro forma disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants during the quarter ended July 1, 2002 and June 30, 2003: zero dividend yield for each quarter; 119% expected volatility for the quarter ended July 1, 2002 and 116% expected volatility for the quarter ended June 30, 2003; risk-free interest rate of 2.71% for the quarter ended July 1, 2002 and 2.46% for the quarter ended June 30, 2003; and expected life of 5 years for all options granted. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the vesting term of the respective stock options.

        During the two quarters ended June 30, 2003, the Company issued options to employees and independent directors to purchase 300 shares of common stock at a weighted-average exercise price of $4.59 per share.

        During the two quarters ended June 30, 2003, employees exercised stock options to purchase 145 shares of common stock at $2.63 per share for total proceeds of $381.

        At June 30, 2003, there were outstanding options to purchase 2,891 shares of common stock with a weighted average exercise price of $5.47 per share.

TTM TECHNOLOGIES, INC.

Introduction to Unaudited Pro Forma Condensed

Combined Financial Information

On December 26, 2002, TTM Technologies, Inc. ("TTM" or the "Company") acquired all of the outstanding capital stock of Honeywell Advanced Circuits, Inc. ("HAC"), an indirect subsidiary of Honeywell International, Inc. ("Honeywell") in accordance with the terms of that certain Stock Purchase Agreement dated as of December 26, 2002, between Honeywell Electronic Materials, Inc., a Washington corporation and TTM Technologies, Inc., a Washington corporation ("Stock Purchase Agreement"). HAC is a printed circuit board manufacturer with expertise in high layer counts and specialty materials. The purchase price was one dollar. The total cost of the acquisition, including transaction fees and expenses, was approximately $0.9 million of which $0.5 million was paid to T.C. Management, T.C. Management IV and Brockway Moran & Partners Management for services related to the closing of the acquisition. These entities are owned by certain selling shareholders of TTM.

        The accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2002 gives effect to the acquisition as if it had been completed as of the first day of the Company's 2002 year. The pro forma adjustments are described in the accompanying notes.

        The accompanying unaudited pro forma condensed combined statement of operations is presented for illustrative purposes only. Such information is not necessarily indicative of the operating results that would have occurred for the 2002 period had the acquisition taken place at the beginning of the Company's 2002 fiscal year, nor is it indicative of the results that may be expected for future periods.

        The pro forma condensed combined financial information should be read in conjunction with (1) the Company's consolidated financial statements and related notes filed in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and (2) the combined financial statements of HAC and related notes included in the Company's Current Report on Form 8-K dated December 26, 2002.

TTM TECHNOLOGIES, INC.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2002
(In thousands, except per share data)

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	TTM	HAC
Net sales	$88,989	$131,578			$220,567
Cost of goods sold	79,489	155,583	$(16,448	)(a)	218,624

Gross profit (deficit)	9,500	(24,005)	16,448		1,943

Operating expenses:
Selling, general and administrative	10,933	22,710	(1,735	)(a)	31,908
Amortization of intangibles	1,202	—			1,202
Restructuring and impairment charges	3,859	70,789	(48,870	)(a)	25,778

Total operating expenses	15,994	93,499	(50,605)		58,888

Operating loss	(6,494)	(117,504)	67,053		(56,945)
Interest expense	(1,189)	(4,874)	369	(b)	(5,694)
Other income, net	694	—	—		694

Loss before income taxes, extraordinary item and cumulative effect of accounting change	(6,989)	(122,378)	67,422		(61,945)
Income tax benefit	2,278	—	(180	)(c)	2,098

Loss before extraordinary item and cumulative effect of accounting change	$(4,711)	$(122,378)	$67,242		$(59,847)

Loss per common share before extraordinary item and cumulative effect of accounting change:
Basic	$(0.12)				$(1.51)
Diluted	$(0.12)				$(1.51)
Weighted average common shares outstanding:
Basic	39,511				39,511
Diluted	39,511				39,511

See accompanying notes.

TTM TECHNOLOGIES, INC.

Notes to Unaudited Pro Forma Condensed Combined

Financial Information

1.    Acquisition

        The fair value of the net assets acquired exceeded the cost to purchase HAC, resulting in negative goodwill. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 the amount of negative goodwill was allocated proportionately to reduce the assigned values of acquired assets except current assets and deferred income taxes. The remaining unallocated negative goodwill was recorded as an extraordinary gain. The estimated extraordinary gain recorded at the closing date was approximately $6,296,000. Under the terms of the agreement, TTM was entitled to a reimbursement from Honeywell if HAC's working capital, as defined in the agreement was less than $13.9 million. During the two quarters ended June 30, 2003, the Company continued to evaluate the fair market value of assets acquired and liabilities assumed as well a certain contingencies. During the two quarters ended June 30, 2003, the Company recorded an additional extraordinary gain of approximately $824,000, which was primarily composed of a working capital adjustment paid to TTM by Honeywell in excess of the estimated working capital adjustment included in the Company's December 31, 2002 balance sheet. Additional changes to the cumulative extraordinary gain will be recorded for any differences in estimates of the fair value of current assets acquired and liabilities assumed as information becomes available.

2.    Corporate Expenses and Overhead

        Honeywell allocated costs associated with certain corporate overhead, such as risk management, human resources, corporate law, corporate finance and accounting, treasury services and public affairs to its business units through a corporate assessment charge that was generally allocated based on sales or on Honeywell's net investment. Additionally, Honeywell provided various information systems assistance, employee payroll processing, travel and expense processing, accounts payable, payment processing, credit facilities, general ledger maintenance and project tracking assistance to HAC. These costs were invoiced through intercompany charges to HAC based on certain criteria, including invoices or checks processed, headcount, general ledger line items maintained, predetermined rates or on actual services provided. During the year ended December 31, 2002, total charges from Honeywell for all corporate overhead and cost allocations to HAC were as follows (in thousands):

Cost of goods sold	$6,793
Selling, general and administrative	9,994
Interest expense	4,874

$21,661

        In connection with the stock purchase agreement, TTM entered into a transition services agreement with Honeywell, whereby Honeywell continued to provide some of the infrastructure services that had been previously provided to HAC for approximately 90 days. HAC agreed to pay approximately $43,000 per month for services under the transition services agreement.

        The Company believes that it will incur significantly less expense to provide similar infrastructure services then the amounts charged to HAC by Honeywell. However, given the difficulty to factually support the amount of net costs that will be eliminated, no pro forma adjustments have been made in the accompanying pro forma statements of operations.

3.    Pro Forma Adjustments

        The unaudited pro forma condensed combined financial information gives effect to the following pro forma adjustments in connection with the acquisition:

  (a)
  To remove the expenses recorded in HAC's statements of operations related to assets not acquired and liabilities not assumed, to remove impairment charges on property, plant and equipment and to remove depreciation and amortization of property, plant and equipment and intangibles assets resulting from allocating negative goodwill to reduce these assets to zero for the year ended December 31, 2002 as follows (in thousands):

Cost of goods sold:
Depreciation and amortization	$(13,701)
Net periodic pension benefit cost	(2,747)

Total	$(16,448)

Selling, general and administrative:
Depreciation and amortization	$(856)
Amortization of investment	(100)
Net periodic pension benefit cost	(779)

Total	$(1,735)

Impairment charges	$(48,870)

  (b)
  To reduce TTM interest expense from the incremental principal prepayment of $14.5 million on TTM's bank debt made in connection with the closing of the acquisition. This entry reflects the impact of the prepayment as if it had been made on January 1, 2002. Also to impute the interest expense associated with a long-term rebate obligation assumed in connection with the Stock Purchase Agreement for the year ended December 31, 2002 as follows (in thousands):

TTM incremental interest reduction	$(520)
Imputed interest on rebate obligation	151

Total	$(369)

    Pursuant to the terms of the Stock Purchase Agreement, TTM assumed a customer rebate obligation. All previous obligations to this customer had been settled by HAC prior to closing. TTM has discounted its total obligation over the period it expects to settle this obligation to a net present value of approximately $3 million. The obligation was discounted using a 5 percent rate.

  (c)
  To reflect the income tax effect of the reduction of TTM's historical interest expense as a result of the incremental $14.5 million principal prepayment.

10,000,000 Shares
Common Stock

Thomas Weisel Partners LLC

RBC Capital Markets

Needham & Company, Inc.

Wells Fargo Securities, LLC

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$8,090
NASD fee	30,500
Nasdaq National Market listing fee	2,000
Printing and engraving expenses	220,000
Legal fees and expenses	95,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees	5,000
Miscellaneous fees	14,410

Total	$500,000

Item 15. Indemnification of Directors and Officers.

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.3 hereto) and Bylaws (Exhibit 3.4 hereto), which will be in effect immediately upon the closing of this offering, require the registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

        Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate a director's liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions to shareholders, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.3 hereto), which will be in effect immediately upon the closing of this offering, contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

        In addition, the Registrant has entered into separate indemnification agreements, the form of which is attached as Exhibit 10.19 to this Registration Statement and incorporated herein by reference, with its directors and certain executive officers and key employees. The indemnification agreements provide these executive officers, directors and key employees with indemnification against liabilities that arise because of their status or service to the maximum extent permitted by the WBCA. These agreements could require the Registrant to advance expenses to these individuals incurred as a result of any proceeding against them as to which they could be indemnified.

        The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this Registration Statement.

        The Registrant also has obtained in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits.

1.1	Proposed form of Underwriting Agreement.(6)
2.1	Form of Plan of Reorganization.(1)
2.2
Recapitalization and Stock Purchase Agreement dated as of December 15, 1998 by and among Circuit Holdings, LLC, the Registrant and Lewis O. Coley, III, the Colleen Beckdolt Trust No. 2 and Ian Lewis Coley Trust No. 2.(1)
3.1	Registrant's Amended Articles of Incorporation.(1)
3.2	Registrant's Amended Bylaws.(1)
4.1	Form of Registrant's common stock certificate.(1)
4.2	Registration Rights Agreement dated as of December 15, 1998 among the Registrant, Lewis O. Coley, III and Circuit Holdings, LLC.(1)
4.3	Registration Rights Agreement dated as of July 13, 1999 among the Registrant and certain Purchasers listed on Schedule I thereto.(1)
4.4	Registration Rights Agreement dated as of July 13, 1999 among the Registrant and certain Purchasers of Warrants listed on Schedule I thereto.(1)
4.5	Subscription Agreement dated as of July 13, 1999 among the Registrant and Purchasers of Company Common Stock listed on Schedule I thereto.(1)
5.1	Opinion of Karr Tuttle Campbell, P.S.(7)
10.1
Amended and Restated Credit Agreement dated as of September 29, 2000 among the Company, the Domestic Subsidiaries of the Company from time to time parties thereto, the Lender Parties thereto, First Union National Bank, as Administrative Agent, Fleet National Bank, as Syndication Agent, SunTrust Bank, as Documentation Agent, and First Union Capital Markets Corp., as Lead Arranger.(2)
10.2
First Amendment to Amended and Restated Credit Agreement dated as of October 13, 2000 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent.(2)
10.3
Second Amendment to Amended and Restated Credit Agreement dated as of December 21, 2001 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent.(3)
10.4
Third Amendment to Amended and Restated Credit Agreement dated April 30, 2003 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, and the Lender Parties thereto and Wachovia Bank, as Administrative Agent.(8)

10.5
Consent dated December 17, 2002 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent(5)
10.6	Amended, Restated and Consolidated Management and Consulting Agreement among the Registrant, T.C. Management L.L.C., T.C. Management IV, L.L.C. and Brockway Moran & Partners Management, L.P.(1)
10.7	Employment Agreement dated as of August 3, 2000 between the Registrant and Kenton K. Alder.(1)
10.8	Offer Letter dated as of February 25, 2000 between the Registrant and Stacey M. Peterson.(1)
10.9	Amended and Restated Management Stock Option Plan.(1)
10.10	Form of Management Stock Option Agreement.(1)
10.11	Form of 2000 Equity Compensation Plan.(1)
10.12	Form of Indemnification Agreement with directors, officers and key employees.(1)
10.13	Lease Agreement dated as of July 19, 1995 between the Port of Skagit County and the Registrant.(1)
10.14	Statutory Warranty Deeds for Redmond Facility.(1)
21.1	Subsidiaries of the Registrant(5)
23.1	Consent of KPMG LLP.(6)
23.2	Consent of Arthur Andersen LLP.(6)
23.3	Consent of PricewaterhouseCoopers LLP(6)
23.4	Consent of Karr Tuttle Campbell, P.S. (included in opinion filed as Exhibit 5.1)
24.1	Reference is made to the Signatures section of this Registration Statement as initially filed for the Power of Attorney contained therein.

(1)
Incorporated by reference to the Registration Statement on Form S-1 (Registration No. 333-39906) declared effective September 20, 2000.

(2)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2000.

(3)
Incorporated by reference to the Registration Statement on Form S-3 (Registration No. 333-75796) declared effective February 22, 2002.

(4)
Incorporated by reference to the Registrant's Form 8-K as filed with the Securities and Exchange Commission on December 27, 2002.

(5)
Incorporated by reference to the Registrant's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2003.

(6)
Filed herewith.

(7)
To be filed by amendment.

(8)
Previously filed.

Item 17. Undertakings

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14—Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Ana, State of California, on this 2nd day of September, 2003.

TTM TECHNOLOGIES, INC.
By:	/s/ STACEY M. PETERSON Stacey M. Peterson, Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ KENTON K. ALDER* Kenton K. Alder	President, Chief Executive Officer (Principal Executive Officer), and Director	September 2, 2003
/s/ STACEY M. PETERSON Stacey M. Peterson	Chief Financial Officer, Secretary (Principal Financial and Accounting Officer)	September 2, 2003
/s/ JEFFREY W. GOETTMAN* Jeffrey W. Goettman	Chairman of the Board	September 2, 2003
/s/ MICHAEL E. MORAN* Michael E. Moran	Vice Chairman of the Board	September 2, 2003
/s/ DOUGLAS L. MCCORMICK* Douglas L. McCormick	Director	September 2, 2003
/s/ JOHN G. MAYER* John G. Mayer	Director	September 2, 2003
/s/ JAMES K. BASS* James K. Bass	Director	September 2, 2003
/s/ RICHARD P. BECK* Richard P. Beck	Director	September 2, 2003
*By:	/s/ STACEY M. PETERSON Stacey M. Peterson Attorney-in-Fact

EXHIBIT INDEX

1.1	Proposed form of Underwriting Agreement.(6)
2.1	Form of Plan of Reorganization.(1)
2.2
Recapitalization and Stock Purchase Agreement dated as of December 15, 1998 by and among Circuit Holdings, LLC, the Registrant and Lewis O. Coley, III, the Colleen Beckdolt Trust No. 2 and Ian Lewis Coley Trust No. 2.(1)
3.1	Registrant's Amended Articles of Incorporation.(1)
3.2	Registrant's Amended Bylaws.(1)
4.1	Form of Registrant's common stock certificate.(1)
4.2	Registration Rights Agreement dated as of December 15, 1998 among the Registrant, Lewis O. Coley, III and Circuit Holdings, LLC.(1)
4.3	Registration Rights Agreement dated as of July 13, 1999 among the Registrant and certain Purchasers listed on Schedule I thereto.(1)
4.4	Registration Rights Agreement dated as of July 13, 1999 among the Registrant and certain Purchasers of Warrants listed on Schedule I thereto.(1)
4.5	Subscription Agreement dated as of July 13, 1999 among the Registrant and Purchasers of Company Common Stock listed on Schedule I thereto.(1)
5.1	Opinion of Karr Tuttle Campbell, P.S.(7)
10.1
Amended and Restated Credit Agreement dated as of September 29, 2000 among the Company, the Domestic Subsidiaries of the Company from time to time parties thereto, the Lender Parties thereto, First Union National Bank, as Administrative Agent, Fleet National Bank, as Syndication Agent, SunTrust Bank, as Documentation Agent, and First Union Capital Markets Corp., as Lead Arranger.(2)
10.2
First Amendment to Amended and Restated Credit Agreement dated as of October 13, 2000 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent.(2)
10.3
Second Amendment to Amended and Restated Credit Agreement dated as of December 21, 2001 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent.(3)
10.4
Third Amendment to Amended and Restated Credit Agreement dated April 30, 2003 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, and the Lender Parties thereto and Wachovia Bank, as Administrative Agent.(8)
10.5
Consent dated December 17, 2002 among the Company, the Domestic Subsidiaries of the Company identified as a "Guarantor" on the signature pages thereto, the Lender Parties thereto and First Union National Bank, as Administrative Agent(5)
10.6	Amended, Restated and Consolidated Management and Consulting Agreement among the Registrant, T.C. Management L.L.C., T.C. Management IV, L.L.C. and Brockway Moran & Partners Management, L.P.(1)
10.7	Employment Agreement dated as of August 3, 2000 between the Registrant and Kenton K. Alder.(1)

10.8	Offer Letter dated as of February 25, 2000 between the Registrant and Stacey M. Peterson.(1)
10.9	Amended and Restated Management Stock Option Plan.(1)
10.10	Form of Management Stock Option Agreement.(1)
10.11	Form of 2000 Equity Compensation Plan.(1)
10.12	Form of Indemnification Agreement with directors, officers and key employees.(1)
10.13	Lease Agreement dated as of July 19, 1995 between the Port of Skagit County and the Registrant.(1)
10.14	Statutory Warranty Deeds for Redmond Facility.(1)
21.1	Subsidiaries of the Registrant(5)
23.1	Consent of KPMG LLP.(6)
23.2	Consent of Arthur Andersen LLP.(6)
23.3	Consent of PricewaterhouseCoopers LLP(6)
23.4	Consent of Karr Tuttle Campbell, P.S. (included in opinion filed as Exhibit 5.1)
24.1	Reference is made to the Signatures section of this Registration Statement as initially filed for the Power of Attorney contained therein.

(1)
Incorporated by reference to the Registration Statement on Form S-1 (Registration No. 333-39906) declared effective September 20, 2000.

(2)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 16, 2000.

(3)
Incorporated by reference to the Registration Statement on Form S-3 (Registration No. 333-75796) declared effective February 22, 2002.

(4)
Incorporated by reference to the Registrant's Form 8-K as filed with the Securities and Exchange Commission on December 27, 2002.

(5)
Incorporated by reference to the Registrant's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 31, 2003.

(6)
Filed herewith.

(7)
To be filed by amendment.

(8)
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
The Offering
Summary Consolidated Financial Data (In thousands, except per share data)
RISK FACTORS
Risks Related to Our Company
Risks Related to Arthur Andersen LLP
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA (In thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
TTM TECHNOLOGIES, INC. INDEX TO FINANCIAL STATEMENTS
Independent Auditors' Report
Report of Independent Public Accountants
TTM TECHNOLOGIES, INC. Unaudited Consolidated Condensed Balance Sheets As of December 31, 2002 and June 30, 2003 (In thousands)
TTM TECHNOLOGIES, INC. Unaudited Consolidated Condensed Statements of Operations For the Quarter and Two Quarters Ended July 1, 2002 and June 30, 2003 (In thousands, except per share data)
TTM TECHNOLOGIES, INC. Unaudited Consolidated Condensed Statements of Cash Flows For the Two Quarters Ended July 1, 2002 and June 30, 2003 (In thousands)
TTM TECHNOLOGIES, INC. Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2002 (In thousands, except per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX